Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

FCM Saltwater Holdings, Inc.,

Delta Apparel, Inc.,

and

Salt Life, LLC

June 28, 2024

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		2

ARTICLE II SALE AND PURCHASE		2

2.1	Assets and Liabilities	2
2.2	Purchase Price	4
2.3	Closing	5
2.4	Closing Obligations	5
2.5	Purchase Price Adjustment	7
2.6	Tax Withholding	10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLERS		11

3.1	Organization and Good Standing; Subsidiaries	11
3.2	Authority; No Conflict	11
3.3	Financial Information	12
3.4	Assets; Inventory	13
3.5	Real Property	13
3.6	Intellectual Property; Information Systems	14
3.7	Material Customers and Material Suppliers	15
3.8	Assigned Contracts; No Defaults; Product and Service Warranties	14
3.9	Insurance	16
3.10	Proceedings; Orders	16
3.11	Governmental Authorizations	16
3.12	Compliance with Legal Requirements	16
3.13	Business Employees	17
3.14	Benefit Plans	18
3.15	Taxes	19
3.16	Personal Information	19
3.17	Related Persons	20
3.18	Absence of Certain Changes, Events and Conditions	20
3.19	Brokers or Finders	20
3.20	No Other Representations or Warranties	20

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		20

4.1	Organization and Good Standing	20
4.2	Authority; No Conflict	21
4.3	Brokers or Finders	21
4.4	Financing	21
4.5	Solvency	21
4.6	Due Diligence	22

ARTICLE V PRE-CLOSING COVENANTS AND AGREEMENTS		22

5.1	Access and Investigation	22
5.2	Conduct of Business by Sellers During Executory Period	23
5.3	Notification of Certain Matters	23
5.4	Notices, Consents, and Filings	24
5.5	Monthly Financial Statements	24

i

5.6	Intentionally Omitted	24
5.7	Loss Proceeds	24
5.8	Commercially Reasonable Efforts	24

ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS		25

6.1	Employee Matters	25
6.2	Taxes; Bulk Sales	26
6.3	Misdirected Payments	27
6.4	Books and Records	27
6.5	Confidentiality	28
6.6	Public Announcements and Other Communications	28
6.7	Seller Names	29
6.8	Inventory Fund Amount	29
6.9	Seller Affiliates	29
6.10	Further Assurances	29

ARTICLE VII CONDITIONS TO CLOSING		29

7.1	Conditions to Obligations of the Parties	29
7.2	Conditions to Obligations of Buyer	30
7.3	Conditions to Obligations of Sellers	31

ARTICLE VIII BANKRUPTCY COURT MATTERS		31

8.1	Competing Bids	31
8.2	Sale Motion and Bid Procedures	31
8.3	Bid Procedures and Bid Protections Are Material Consideration to Buyer	32
8.4	Break-Up Fee / Expense Reimbursement	33
8.5	Bankruptcy Filings; Proceedings	33

ARTICLE IX TERMINATION		35

9.1	Termination Events	35
9.2	Effect of Termination	37
9.3	Remedies	37

ARTICLE X GENERAL PROVISIONS		37

10.1	Expenses	37
10.2	Successors and Assigns; No Third Party Beneficiaries	38
10.3	Notices	38
10.4	Entire Agreement; Modification	39
10.5	Waiver	39
10.6	Severability	39
10.7	Governing Law; Venue; Waiver of Jury Trial	40
10.8	Enforcement of Agreement; Remedies	40
10.9	No Personal Liability	40
10.10	Counterparts; Execution of Agreement	41
10.11	Rules of Construction	41

Annexes:

Annex A	-	Defined Terms
Annex B	-	Purchased Assets
Annex C	-	Certain Specified Excluded Assets
Annex D	-	Assigned Contracts

ii

Annex E	-	Assumed Liabilities
Annex F	-	Certain Specified Excluded Liabilities
Annex G	-	Accounting Principles
Annex H	-	Allocation Methodology

Exhibits:

Exhibit A	-	Form of Bill of Sale
Exhibit B	-	Form of Contract Assumption and Assignment Agreement
Exhibit C	-	Form of Lease Assumption and Assignment Agreement
Exhibit D	-	Form of IP Assignment Agreement
Exhibit E	-	Form of Bid Procedures
Exhibit F	-	Form of Transition Services Agreement
Exhibit G	-	Form of Distribution Center Lease Agreement

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of June 28, 2024 (the “Execution Date”), by, between and among FCM Saltwater Holdings, Inc., a Delaware corporation, or its assignee (“Buyer”), Delta Apparel, Inc., a Georgia corporation (“Delta Apparel”), and Salt Life, LLC, a Georgia limited liability company (“Salt Life” and together with Delta Apparel, as debtors-in-possession, “Sellers” and each, a “Seller”). Buyer and Sellers are referred to individually and a “Party” and collectively as the “Parties”.

RECITALS

A.       Sellers are generally engaged in the marketing, sourcing, licensing, and sale of Salt Life® branded products through wholesale, ecommerce, and retail (collectively, the “Business”).

B.        On June [-], 2024 (the “Petition Date”), Sellers commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which cases are jointly administered for procedural purposes under Case No. 24-[-] (collectively, the “Bankruptcy Cases”).

C.        Following consultation with their financial advisors and consideration of available alternatives and in light of their current circumstances, Sellers have determined that a sale of certain of Sellers’ assets related to the Business, as provided in this Agreement, is necessary to preserve and maximize value, and is in the best interest of Sellers, their respective creditors, and other stakeholders.

D.      Sellers desire to sell, convey, grant, assign, transfer, and deliver to Buyer, and Buyer desires to purchase, acquire, and assume from Sellers, the Purchased Assets and the Assumed Liabilities, subject to the terms and conditions set forth in this Agreement.

E.       The Parties intend to effectuate the transactions contemplated hereunder in a sale authorized by the Bankruptcy Court pursuant to, inter alia, sections 105, 363 and 365 of the Bankruptcy Code, all on the terms and subject to the conditions set forth in this Agreement and subject to the entry and terms of the Sale Order in the Bankruptcy Cases.

F.        Concurrently with the execution and delivery of this Agreement, the Parties and the Escrow Agent are entering into the Escrow Agreement, pursuant to which the Escrow Agent will hold the Good Faith Deposit and the Purchase Price Adjustment Escrow Amount in accordance with the terms of the Escrow Agreement and this Agreement.

G.       The Parties desire to consummate the proposed transactions set forth in this Agreement as promptly as practicable after the Bankruptcy Court enters the Sale Order.

 …

AGREEMENT

The Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Set forth on Annex A are the definitions of certain capitalized terms used in this Agreement, as well as cross-references to the applicable portions of this Agreement where certain other capitalized terms are defined.

ARTICLE II
SALE AND PURCHASE

2.1       Assets and Liabilities.

(a)        Pursuant to sections 105, 363 and 365 of the Bankruptcy Code, on the terms and subject to the conditions set forth in this Agreement and in the Sale Order, at the Closing, each Seller shall sell, convey, grant, assign, transfer, and deliver to Buyer, and Buyer shall purchase and acquire from such Seller, free and clear of all Encumbrances to the maximum extent permitted by Section 363 of the Bankruptcy Code and as provided in the Sale Order, all of such Seller’s right, title, and interest in, to, and under all of those Assets listed on Annex B (collectively, the “Purchased Assets”). Pursuant to Section 363(f) of the Bankruptcy Code, the transfer of the Purchased Assets shall be free and clear (except for Permitted Post-Closing Encumbrances and the Assumed Liabilities) of any and all liens (as defined in Section 101(37) of the Bankruptcy Code), claims (as defined in Section 101(5) of the Bankruptcy Code, including claims for successor liability under any Legal Requirement or theory of equity), and Encumbrances, whether arising prior to or subsequent to the Petition Date.

(b)     Notwithstanding anything in this Agreement to the contrary, except for the Purchased Assets, no other Assets of Sellers are part of the Transactions, and are excluded from the Purchased Assets and will remain the property of the applicable Seller’s estate immediately after the Closing (collectively, “Excluded Assets”). Without limiting the foregoing, in no event shall Sellers be deemed to sell, transfer, assign or convey, and each applicable Seller shall retain all of its right, title and interest to, in and under, those certain Excluded Assets set forth on Annex C.

(c)        Buyer will not assume any Liabilities of any Seller, any of Sellers’ respective Affiliates, or the Business whatsoever other than (i) such Seller’s executory performance obligations under those Seller Contracts, including those Real Property Leases, listed on Annex D that are assumed by the applicable Seller or Sellers and assigned to Buyer in accordance with the terms of this Agreement and the Sale Order or other Order of the Bankruptcy Court (collectively, the “Assigned Contracts”) and, in each case, to the extent, and only to the extent, any such executory performance obligation with respect to any such Assigned Contract relates solely to periods after the Closing and is to be performed in the Ordinary Course under such Assigned Contract, and specifically excluding all Liabilities with respect to any such Assigned Contract related to any (A) breach, default, or violation by any Seller under any such Assigned Contract that occurred prior to or in connection with the Closing, or (B) breach of warranty, product liability, product recall, product warning, tort, infringement, or violation of Legal Requirement by any Seller that occurred prior to or in connection with the Closing, (ii) Cure Costs (subject to the provisions of Section 2.1(e), and (iii) such other Liabilities set forth on Annex E (clauses (i), (ii), and (iii), collectively, the “Assumed Liabilities”).

(d)       Annex D sets forth the claimed Cure Costs applicable to each Assigned Contract. Sellers shall use commercially reasonable efforts to verify that Annex D completely and accurately sets forth the Cure Costs applicable to each Assigned Contract. Subject to the provisions of Section 2.1(e), Buyer shall be solely responsible for the payment of all Accepted Cure Costs. Accepted Cure Costs will be paid at Closing to the Assigned Contract counterparties to whom they are owed. Disputed Cure Costs will not be paid unless and until they become Accepted Cure Costs following the Closing, through Buyer’s acceptance of the claimed Cure Cost amount or pursuant to an Order of the Bankruptcy Court that is satisfactory to Buyer. Any Disputed Cure Costs that become Accepted Cure Costs following the Closing shall be paid promptly by Buyer. During the Executory Period, Sellers shall pay all amounts coming due under the Contracts listed on Annex D in the Ordinary Course, to prevent any increase in the Cure Costs owed in connection with the assumption and assignment of each Assigned Contract, and shall use commercially reasonable efforts to resolve any and all non-monetary defaults and breaches under the Assigned Contracts not resolved through the payment of Cure Costs so that the Assigned Contracts may be assumed by the applicable Seller and assigned to Buyer in accordance with the provisions of Section 365 of the Bankruptcy Code and this Agreement. To the extent, if any, that a counterparty to a Contract that is included on Annex D asserts that such Contract may not be assumed and assigned under Section 365 of the Bankruptcy Code without its consent, Sellers and Buyer shall use their respective commercially reasonable efforts prior to Closing to seek approval from the Bankruptcy Court of the assumption and assignment of such Contract over the objection of such counterparty. Notwithstanding the foregoing, if the Bankruptcy Court does not approve the assumption and assignment of a Contract, or any Disputed Cure Costs associated with a Contract are not resolved by agreement of Buyer and the counterparty to such Contract or through an Order of the Bankruptcy Court allowing Cure Costs in an amount that is acceptable to Buyer, then such Contract shall be deemed removed from Annex D without further action by Buyer and will not be an Assigned Contract, and no Cure Costs associated with such Contract shall be paid.

(e)        Notwithstanding anything in this Agreement to the contrary, should the aggregate amount of Accepted Cure Costs associated with the Assigned Contracts on Annex D exceed $200,000, Buyer may, in its discretion prior to Closing remove Assigned Contracts from Annex D until the aggregate Cure Costs are acceptable to Buyer.

(f)        Notwithstanding anything in this Agreement to the contrary, except for the Assumed Liabilities, Buyer will not assume or be responsible to pay, perform, or discharge any Liabilities of any Seller, any of Sellers’ respective Affiliates, or the Business whatsoever (collectively, the “Excluded Liabilities”). Without limiting the foregoing, the term Excluded Liabilities specifically includes those certain Liabilities set forth on Annex F. Sellers and their respective Affiliates will remain solely responsible for all of the Excluded Liabilities.

2.2      Purchase Price. The aggregate purchase price for the Purchased Assets (the “Purchase Price”) is a dollar amount equal to (i) the Base Cash Price, plus (ii) the assumption of the Assumed Liabilities, in each case, as applicable, as adjusted pursuant to this Agreement, including Section 2.5 and Article VIII. The Purchase Price shall be paid as follows:

(a)        As early as commercially practicable within the three (3) Business Days after the Execution Date, Buyer shall deposit with the Escrow Agent by wire transfer of immediately available funds an amount equal to $2,803,200 (the “Good Faith Deposit”) to be held by the Escrow Agent in a segregated interest-bearing account pursuant to the terms of the Escrow Agreement and this Agreement. Subject to the Bid Procedures or Sale Order, the Parties acknowledge and agree that the Good Faith Deposit shall be disbursed as follows: (i) if the Closing occurs, then the Good Faith Deposit shall be applied against the Purchase Price and delivered to Sellers by the Escrow Agent at Closing by wire transfer of immediately available funds to the Purchase Price Bank Account; (ii) if, and only if, this Agreement is terminated under Section 9.1(c) after the Good Faith Deposit is delivered to the Escrow Agent, then the Good Faith Deposit shall be delivered to Sellers in accordance with Section 9.2(b) of this Agreement; or (iii) if this Agreement is terminated for any reason other than by Sellers pursuant to Section 9.1(c), then the Good Faith Deposit shall be returned to Buyer in accordance with Section 9.2(c) of this Agreement.

(b)       At the Closing, Buyer shall (i) pay to Sellers, an amount equal to the Estimated Closing Cash Consideration by wire transfer of immediately available funds to the Purchase Price Bank Account, (ii) pay to the applicable Assigned Contract counterparties to whom Accepted Cure Costs are owed, an amount equal to the applicable portion of the Accepted Cure Costs by wire transfer of immediately available funds to the accounts designated in writing by such Assigned Contract counterparties; and (iii) deposit with the Escrow Agent an amount equal to the Purchase Price Adjustment Escrow Amount to be held by the Escrow Agent in a segregated interest-bearing account pursuant to the terms of the Escrow Agreement and this Agreement.

(c)      The Parties agree that the Transactions constitute an “applicable asset acquisition” within the meaning of Section 1060 of the Code. Accordingly, the Parties agree to report the Transactions on Form 8594, and for any other required purposes, in a consistent manner. Promptly after the Closing Date, but in no event more than 45 days after the Closing Date, Buyer shall provide Sellers with an allocation schedule (the “Allocation Schedule”), which allocates the purchase price (as determined for Tax purposes) among the Purchased Assets in accordance with and as provided by Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state or local Legal Requirements, as applicable) and the methodology set forth on Annex H (the “Allocation Methodology”). If, prior to the Objection Deadline, Sellers have not given Buyer an Objection Notice with respect to the Allocation Schedule, then the Allocation Schedule will be deemed final, binding, and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge. If, prior to the Objection Deadline, Sellers have given Buyer an Objection Notice with respect to the Allocation Schedule, then Buyer and Sellers shall resolve such dispute in a manner consistent, mutatis mutandis, with the review and dispute procedures set forth in Section 2.5(d). No Party shall take a position on any Tax Return or other Tax Filing or in any Proceeding before any Governmental Authority with regard to the determination or collection of any Tax that is in any manner inconsistent with the Allocation Schedule, as finally determined in accordance with this Section 2.2(c).

2.3      Closing. Subject to the terms of this Agreement, the Parties shall consummate the Transactions (the “Closing”) no earlier than the later of (i) five days after the entry of the Sale Order and (ii) three Business Days after the last of the conditions to the Closing set forth in Article VII has been satisfied or waived (other than conditions that by their nature must be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), and the Parties shall, and shall cause their respective Representatives to, conduct the Closing remotely through the exchange of Transaction Documents and signatures thereto by facsimile, electronic mail, or other means of electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.simplyagree.com), or by such other method, at such other time, on such other date, or at such other place as the Parties mutually agree upon in writing, effective as of 11:59:59 p.m. (Eastern Time) (the “Effective Time”) on the Closing Date. All Transactions that will occur on and as of the Closing Date will be deemed to have occurred simultaneously as of the Effective Time.

2.4      Closing Obligations. In addition to any other documents to be delivered under, or actions to be taken pursuant to, other provisions of this Agreement or the Sale Order, at or in anticipation of the Closing:

(a)          Sellers shall deliver, or cause to be delivered, to Buyer the following (collectively, the “Seller Closing Documents”):

(i)	with respect to the Purchased Assets, a bill of sale substantially in the form of Exhibit A (the “Bill of Sale”), duly executed by Sellers;

(ii)

with respect to the Assigned Contracts (other than the Real Property Leases that are Assigned Contracts), an assumption and assignment agreement substantially in the form of Exhibit B (the “Contract Assumption and Assignment Agreement”), duly executed by Sellers;

(iii)

(A) with respect to the Real Property Leases that are Assigned Contracts, a lease Assumption and Assignment agreement substantially in the form of Exhibit C (a “Lease Assumption and Assignment Agreement”), duly executed by the applicable Sellers;

(iv)

with respect to the Seller IP Rights included in the Purchased Assets, an assignment of intellectual property substantially in the form of Exhibit D (the “IP Assignment Agreement”), duly executed by the applicable Sellers;

(v)	a transition services agreement (the “Transition Services Agreement”), substantially in the form of Exhibit F, duly executed by Sellers;

(vi)

a lease agreement for the Salt Life Distribution Center (the “Distribution Center Lease Agreement”), generally consistent with the form of Exhibit G (subject to such changes as mutually agreed upon by Delta Apparel and Buyer), duly executed by Delta Apparel;

(vii)

a joint writing, pursuant to the Escrow Agreement, instructing the Escrow Agent to disburse the Good Faith Deposit to Buyer or Sellers, as applicable, in accordance with this Agreement (the “Escrow Instructions”), duly executed by Sellers;

(viii)	certificates of existence for each Seller issued by the Secretary of State of the State of Georgia and dated no more than ten Business Days prior to the Closing Date;

(ix)

a certificate, in form and substance reasonably acceptable to Buyer, duly executed by a duly authorized officer of each Seller (A) certifying as to the accuracy of the representations and warranties in Article III as of the Closing in accordance with Section 7.2(e), (B) certifying as to the absence of any Seller Material Adverse Effect since the Execution Date and as of the Closing in accordance with Section 7.2(f), (C) certifying as to each Seller’s compliance with and performance of the covenants and obligations to be performed or complied with at or prior to the Closing in accordance with Section 7.2(g), and (D) certifying as to the names, titles, and signatures of the officers of each Seller authorized to sign the Transaction Documents on behalf of such Seller;

(x)

all user names, passwords, and other devices necessary for Buyer and its Representatives to gain access to all computers and other internet, sale and communication systems and equipment included in the Purchased Assets;

(xi)	all books, records, and other data relating to any of the Purchased Assets, the Assumed Liabilities, or the Business (other than such books, records, and other data that are Excluded Assets);

(xii)

all key codes, access codes, alarm or security codes, lock combinations, or other materials or information required to allow Buyer access to the premises subject to each Real Property Lease that is an Assigned Contract, to the Salt Life Distribution Center, and to all Purchased Assets generally; and

(xiii)	such other documents or information required or necessary for use of the Purchased Assets as Buyer may reasonably request.

(b)          Buyer shall deliver, or cause to be delivered, to Sellers the following (collectively, the “Buyer Closing Documents”):

(i)

the Bill of Sale, the Contract Assumption and Assignment Agreement, the Lease Assumption and Assignment Agreement, the IP Assignment Agreement, the Transition Services Agreement, the Distribution Center Lease Agreement, and the Escrow Instructions, in each case, duly executed by Buyer;

(ii)	a certificate of good standing issued by the Secretary of State of the State of Delaware, dated no more than ten Business Days prior to the Closing Date; and

(iii)

a certificate, in form and substance reasonably acceptable to Sellers, duly executed by an authorized officer of Buyer (A) certifying as to the accuracy of the representations and warranties in Article IV as of the Closing in accordance with Section 7.3(a), (B) certifying as to Buyer’s compliance with and performance of the covenants and obligations to be performed or complied with at or prior to the Closing in accordance with Section 7.3(b), and (C) certifying as to the names, titles, and signatures of the officers of Buyer authorized to sign the Transaction Documents on behalf of Buyer.

2.5       Purchase Price Adjustment.

(a)       No fewer than three Business Days prior to the Closing Date, Sellers shall prepare and deliver to Buyer a statement, in form and substance reasonably acceptable to Buyer (the “Estimated Closing Statement”), setting forth Sellers’ good faith estimates of (i) Net A/R Amount (the “Estimated Net A/R Amount”), (ii) Net Inventory Amount (the “Estimated Net Inventory Amount”), (iii) Inventory Fund Shortfall (the “Estimated Inventory Fund Shortfall”), and (iv) Estimated Closing Cash Consideration, which must be reasonably acceptable to Buyer (such acceptance not to be unreasonably withheld, conditioned or delayed by Buyer). After delivery to Buyer of the Estimated Closing Statement and prior to the Closing, Sellers shall provide Buyer and Buyer’s Representatives with a reasonable opportunity, in a manner that does not unreasonably interfere with the Business, to review any books and records and work papers used in preparing the Estimated Closing Statement and all components thereof.

(b)        As promptly as practicable, but in no event later than 30 days after the Closing Date, Buyer shall prepare and deliver to Sellers a statement (the “Revised Closing Statement”) setting forth Buyer’s good faith calculation of (i) Net A/R Amount (the “Revised Net A/R Amount”), (ii) Net Inventory Amount (the “Revised Net Inventory Amount”), (iii) Inventory Fund Shortfall (the “Revised Inventory Fund Shortfall”), and (iv) Revised Closing Cash Consideration. During the Objection Period, Buyer shall provide Sellers and Sellers’ respective Representatives with a reasonable opportunity, in a manner that does not unreasonably interfere with the businesses and operations of Buyer (including the Business) and Buyer’s Affiliates, to review any books and records and work papers used in preparing the Revised Closing Statement and all components thereof. If Buyer does not provide Sellers and Sellers’ respective Representatives the information or access required by the foregoing sentence of this Section 2.5(b) within five Business Days of the receipt of written request therefor (or such shorter period as may remain in the Objection Period so long as such written request therefor is received at least two Business Day prior to the expiration of the Objection Period), the Objection Deadline shall be extended by one day for each additional day required for Buyer to provide such requested access. To the extent that the Buyer does not provide the Revised Closing Statement within such 30 day period, then the Sellers may, at their option, (i) engage a third party auditor to prepare the Revised Closing Statement and deliver it to Buyer or (ii) provide notice to the Buyer, and the Buyer shall have been deemed to have agreed to and accepted upon delivery of such notice, that the Estimated Closing Statement and the amounts set forth therein are final, binding, and conclusive on the Parties for all purposes under this Agreement. If Sellers elect to engage a third party auditor to prepare the Revised Closing Statement, then, upon delivery of any Revised Closing Statement by Sellers to Buyer, Buyer shall have the right to object to or dispute any information in or underlying such Revised Closing Statement and the resolution of any such dispute shall be governed in the same manner as provided in this Section 2.5, mutatis mutandis.

(c)        If, prior to the Objection Deadline, Sellers have not given Buyer an Objection Notice with respect to the Revised Closing Statement, then (i) the Revised Closing Statement and all components thereof will be deemed final, binding, and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge and (ii) the Revised Closing Cash Consideration will be deemed the Final Closing Cash Consideration.

(d)       If, prior to the Objection Deadline, Sellers have given Buyer an Objection Notice with respect to the Revised Closing Statement, then Buyer and Sellers shall in good faith attempt to resolve the Disputed Matters (and, for avoidance of doubt, all other matters with respect to, and all other components of, the Revised Closing Statement will be deemed final, binding, and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge). If Buyer and Sellers fail to resolve all of the Disputed Matters within 15 days following Buyer’s receipt of such Objection Notice, then either Buyer, on the one hand, or Sellers, on the other hand, will be entitled to submit the Disputed Matters remaining in dispute (and only such Disputed Matters, as all other matters with respect to, and all other components of, the Revised Closing Statement (including those Disputed Matters resolved by Buyer and Sellers in accordance with the immediately preceding sentence) will be deemed final, binding, and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge) to the Independent Accounting Firm for resolution in accordance with the guidelines and procedures set forth in this Agreement. If Disputed Matters are submitted to the Independent Accounting Firm for resolution in accordance with the immediately preceding sentence, (i) Buyer and Sellers shall furnish, or cause to be furnished, to the Independent Accounting Firm such work papers and other documents and information relating to such Disputed Matters as the Independent Accounting Firm requests and as are available to such Party or such Party’s Representatives; (ii) Buyer and Sellers shall instruct the Independent Accounting Firm not to revise any element of the Revised Closing Statement that is not such a Disputed Matter or assign a value to any element of such a Disputed Matter greater than the largest value for such item claimed by any such Party or less than the smallest value for such item claimed by any such Party; (iii) there shall be no ex parte communications between Buyer or Sellers and the Independent Accounting Firm; (iv) Buyer and Sellers shall instruct the Independent Accounting Firm to deliver the Independent Accounting Firm’s determination in a written notice to Buyer and Sellers within 60 days of the submission to the Independent Accounting Firm of such Disputed Matters, and such determination (to the extent compliant with the instructions required by Section 2.5(d)(ii) and absent fraud or manifest error) will be deemed final, binding, and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge and will be used in the determination of the Final Closing Cash Consideration and all components thereof; and (v) the fees and expenses of the Independent Accounting Firm will be allocated and payable by Buyer, on the one hand, and Sellers, on the other hand, in proportion to the amounts by which the proposals of Buyer and Sellers, respectively, differed from the Independent Accounting Firm’s final determination of such Disputed Matters, and Buyer and Sellers shall instruct the Independent Accounting Firm to determine such proportions in the Independent Accounting Firm’s final determination pursuant to this Section 2.5(d). The Parties are entitled to enter and reduce to judgment any award given by the Independent Accounting Firm in accordance with this Section 2.5(d) in a court of competent jurisdiction if payment is not timely made in accordance with Section 2.5(e).

(e)      If the Final Closing Cash Consideration exceeds the Estimated Closing Cash Consideration, then, within two Business Days of the final determination of the Final Closing Cash Consideration in accordance with this Section 2.5, (i) Buyer shall pay to Sellers an amount equal to the amount of such excess by wire transfer of immediately available funds to the Purchase Price Bank Account, and (ii) Buyer and Sellers shall deliver a joint writing, pursuant to the Escrow Agreement, instructing the Escrow Agent to disburse to Sellers an amount equal to the Purchase Price Adjustment Escrow Amount by wire transfer of immediately available funds to the Purchase Price Bank Account. If the Estimated Closing Cash Consideration exceeds the Final Closing Cash Consideration, then, within two Business Days of the final determination of the Final Closing Cash Consideration in accordance with this Section 2.5, Buyer and Sellers shall deliver a joint writing, pursuant to the Escrow Agreement, instructing the Escrow Agent to disburse (i) to Buyer an amount equal to the amount by which the Estimated Closing Cash Consideration exceeds the Final Closing Cash Consideration by wire transfer of immediately available funds to an account designated in writing by Buyer and (ii) to the Sellers the remaining balance, if any, of the Purchase Price Adjustment Escrow Amount after giving effect to the disbursement to Buyer pursuant to the foregoing clause (i) by wire transfer of immediately available funds to the Purchase Price Bank Account; provided, however, if the amount by which the Estimated Closing Cash Consideration exceeds the Final Closing Cash Consideration exceeds the Purchase Price Adjustment Escrow Amount, Buyer and Sellers shall deliver a joint writing, pursuant to the Escrow Agreement, instructing the Escrow Agent to disburse to Buyer the entire Purchase Price Adjustment Escrow Amount by wire transfer of immediately available funds to an account designated in writing by Buyer, and Buyer will have an allowed administrative expense priority claim in the Bankruptcy Cases pursuant to Section 503(b)(3) and 507(a)(2) of the Bankruptcy Code equal to the amount by which the Estimated Closing Cash Consideration exceeds the Final Closing Cash Consideration, to the extent not paid through Buyer’s receipt of the Purchase Price Adjustment Escrow Amount. If the Final Closing Cash Consideration equals the Estimated Closing Cash Consideration, then, within two Business Days of the final determination of the Final Closing Cash Consideration in accordance with this Section 2.5, Buyer and Sellers shall deliver a joint writing, pursuant to the Escrow Agreement, instructing the Escrow Agent to disburse to Sellers an amount equal to the Purchase Price Adjustment Escrow Amount by wire transfer of immediately available funds to the Purchase Price Bank Account.

(f)        The Estimated Closing Statement and the Revised Closing Statement, as well as all estimates, calculations, and determinations therein, will be prepared and calculated by the applicable Parties in accordance with the accounting principles, practices, classifications, procedures, policies, and methods set forth on Annex G (the “Accounting Principles”) and to the extent not set forth in the Accounting Principles, in accordance with GAAP.

(g)      The Parties shall treat each payment made under this Section 2.5 as an adjustment to the Purchase Price for Tax purposes, unless (i) a final “determination” (as that term is defined for purposes of Section 1313 of the Code or corresponding applicable state Legal Requirements) with respect to any such payment causes such payment not to be treated as an adjustment to the Purchase Price for Tax purposes or (ii) otherwise required by applicable Legal Requirements.

2.6     Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer is entitled to deduct and withhold from any portion of the Purchase Price, or other payment payable by Buyer pursuant to this Agreement, such amounts that are required to be deducted and withheld under the Code or any other Legal Requirement with respect to the making of such payment. In the event Buyer or its Affiliates and agents is required to withhold Tax from any payment made hereunder whether at Closing, or thereafter, prior to making any such withholding  (other than withholding with respect to payments treated as compensation for Tax purposes or relating to a failure of any Seller to deliver an IRS Form W-9), Buyer (or its Affiliate) shall use reasonable best efforts to give Sellers at least three (3) days advance written notice of its intent to withhold and provide a reasonable opportunity for such recipient to indicate why withholding may not be warranted in a particular situation.   To the extent that amounts are so deducted and withheld, such amounts will be deemed for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made and no deduction or withholding effectuated in accordance with this Section 2.6 will constitute or be deemed to constitute a breach of any of Buyer’s obligations under this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLERS

Except (a) as set forth in the Schedules delivered by Sellers to Buyer in connection with the execution of this Agreement (collectively, the “Schedules” and each, a “Schedule”); or (b) such exceptions that result from the filing and commencement of the Bankruptcy Cases, including the entry of the Sale Order and any other Orders of the Bankruptcy Court necessary to consummate the Transactions, Sellers (and, for purposes of this Article III, all references to “Seller” or “Sellers” are deemed to also be references to all predecessor and predecessor-in-interest companies) hereby represent and warrant to Buyer as of the Execution Date and as of the Closing Date (except for representations and warranties that address matters only as of a specified date, in which case as of such specified date) as follows:

3.1       Organization and Good Standing; Subsidiaries.

(a)       Each Seller is duly incorporated or formed, as applicable, validly existing, and in good standing under the Legal Requirements of the State of Georgia and each Seller has requisite power and authority to own or lease the Assets owned or leased, respectively, by such Seller as they are now owned or leased, and to carry on the Business as it is now being conducted. Each Seller is duly qualified and licensed to do business and is in good standing in all jurisdictions where the character of the Assets owned or leased by such Seller or the nature of such Seller’s activities, including the Business, makes such qualification necessary, except where failure to be so qualified would not have a Seller Material Adverse Effect, and each jurisdiction where each such Seller is qualified and licensed to do business is set forth on Schedule 3.1(a).

(b)       Except as set forth on Schedule 3.1(b), no Seller (i) has any Subsidiaries, (ii) owns any securities of, or any other ownership interest in, any Person, or (iii) controls directly or indirectly, any other Person.

3.2        Authority; No Conflict.

(a)       This Agreement has been duly and validly executed by each Seller, and this Agreement (subject to the entry of the Sale Order by the Bankruptcy Court, and assuming due authorization, execution, and delivery by Buyer) constitutes the legal, valid, and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as enforceability is limited by bankruptcy laws, other similar laws affecting creditors’ rights, and general principles of equity affecting the availability of specific performance and other equitable remedies (the “Enforceability Exceptions”). Subject to the entry of the Sale Order by the Bankruptcy Court, upon the delivery (and execution, if applicable) by Sellers of each of the Seller Closing Documents, each of the Seller Closing Documents (assuming due authorization, execution, and delivery by the other party or parties thereto, if applicable) will constitute the legal, valid, and binding obligation of each Seller, enforceable against each Seller, as applicable, in accordance with the terms thereof, except as enforceability is limited by the Enforceability Exceptions. Subject to the entry of the Sale Order by the Bankruptcy Court, each Seller has the right, power, and authority to execute and deliver this Agreement and the Seller Closing Documents to which such Seller is a party and to perform such Seller’s obligations under this Agreement and the Seller Closing Documents to which such Seller is a party, and such actions have been duly authorized by all necessary limited liability company or other governing action by such Seller.

(b)     Except as set forth on Schedule 3.2(b), neither the execution, delivery, or performance of this Agreement or any of the other Transaction Documents by any Seller nor the consummation or performance of any of the Transactions by any Seller will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, conflict with, or result in a violation or breach of any provision of any of the Constitutive Documents or Governance Documents of any Seller, (ii) contravene, conflict with, or result in a violation or breach of any Legal Requirement to which any Seller is subject, (iii) contravene, conflict with, or result in a violation or breach of, constitute a default under, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify any Seller Governmental Authorization, (iv) contravene, conflict with, or result in a violation or breach of, constitute a default under, or give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any Assigned Contract, or (v) result in the creation or imposition of any Encumbrance upon any of the Purchased Assets (other than Permitted Post-Closing Encumbrances).

(c)       Except (i) for the Bankruptcy Cases and entry of the Sale Order and (ii) as set forth on Schedule 3.2(c), no Seller is or will be required to give any notice to, make any Filing with, or obtain any Consent from any Person in connection with the execution, delivery, and performance of this Agreement or any of the other Transaction Documents, or the consummation and performance of the Transactions.

3.3       Financial Information.

(a)       Attached to Schedule 3.3(a) are copies of the unaudited consolidated balance sheets of the Sellers as of September 30, 2023 and October 1, 2022, and the related unaudited statements of income, equity and cash flows for the annual periods then ended (collectively, the “Fiscal Year Financial Statements”), and the unaudited consolidated balance sheets of the Sellers as of and for the five month period ended May 31, 2024 and the related unaudited statements of income and cash flows of the Sellers for the related period then ended (collectively, the “Interim Financial Statements”). The Financial Statements (i) fairly present in all material respects the financial position, results of operations, and changes in financial position and cash flows of Sellers as of the dates and for the periods specified, and (ii) have been prepared in accordance with the books and records of Sellers, the historic accounting practices of Sellers, and GAAP applied on a consistent basis throughout the periods covered by the Financial Statements, except, with respect to the Interim Financial Statements, for normal recurring year-end adjustments the effect of which will not, individually or in the aggregate, be material and the absence of customary footnotes.

(b)      All of the accounts, royalties, notes receivable and other amounts owing to Sellers in connection with or related to the Business and to be conveyed as Purchased Assets (collectively, the “A/R”) arose from bona fide transactions in the Ordinary Course and, to the Knowledge of Sellers, there are no claims, valid legal defenses, refusals to pay, or other rights of offset against any of the A/R, except as have arisen or will arise in the Ordinary Course and for which adequate reserves have been established in the Interim Balance Sheet. Other than as a result of the Bankruptcy Cases, there has not been a materially adverse change in the composition of the A/R arising after the Interim Balance Sheet Date, in terms of aging, as reflected in the accounting records of Sellers as of the Closing as compared to the A/R as reflected on the Interim Balance Sheet. The reserve for bad debts established on the Interim Balance Sheet or, with respect to the A/R arising after the Interim Balance Sheet Date, on the balance sheets within the Monthly Financial Statements or the accounting records of Sellers, has been determined in accordance with GAAP applied on a consistent basis, except for normal recurring year-end adjustments.

(c)        Except as set forth on Schedule 3.3(c), Sellers have no Liabilities that would be required under GAAP to be reflected or reserved against in the financial statements of such Seller related to the Purchased Assets or arising out of or connected with the Business other than (i) Liabilities reflected or reserved against on the Interim Balance Sheet and (ii) current Liabilities incurred in the Ordinary Course since the Interim Balance Sheet Date, which are not material in amount (either individually or in the aggregate).

3.4        Assets; Inventory.

(a)        Except as set forth on Schedule 3.4(a), each Seller has good, valid, and marketable title to, or a valid and enforceable leasehold interest in, all of those Assets that are, or are purported to be, Purchased Assets, free and clear of all Encumbrances (other than Permitted Post-Closing Encumbrances). At the Closing, the Purchased Assets will include all of those Assets necessary to conduct the Business as presently conducted. None of the Excluded Assets are material to the Business.

(b)      All of the Inventory consists, in all material respects, of a quality and quantity useable for its intended purpose and saleable in the Ordinary Course. The quantities of each item of Inventory are reasonable for the operation of the Business in the Ordinary Course.

3.5       Real Property.

(a)      Except for the warehouse and distribution center owned by Delta Apparel and identified on Schedule 3.5(a)-1 (the “Distribution Center”), a portion of which is currently used by Sellers in the operation of the Business (such portion, the “Salt Life Distribution Center”), no Seller currently owns any real property related to or used in the Business and no Seller holds any Preferential Rights to acquire any real property and is not obligated or bound by any Preferential Rights to sell, lease, or purchase any real property. Except as set forth on Schedule 3.5(a)-1, Sellers lease or sublease all real property used in the Business. Schedule 3.5(a)-2 sets forth a materially accurate description of all leasehold interests in real property held by any Seller related to or used in the Business, including the street address of each parcel of leased real property (collectively, the “Leased Real Property”), and a list of all real property leases, subleases or other Contracts pursuant to which any Seller leases, uses, or otherwise occupies the Leased Real Property (collectively, the “Real Property Leases”), accurate and complete copies of which have been made available to Buyer in the Virtual Data Room.

(b)     Except as set forth on Schedule 3.5(b), with respect to the Leased Real Property, as applicable: (i) Sellers enjoy peaceful and undisturbed possession of the Leased Real Property; (ii) no Seller has received written notice of any material violation of any Legal Requirement or any condemnation or eminent domain proceedings, in each case, relating to any part of the Leased Real Property or the operation thereof; (iii) to the Knowledge of Sellers, there are no existing or proposed plans to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would materially affect any of the Leased Real Property, or the Salt Life Distribution Center, or the operation of the Business; (iv) to the Knowledge of Sellers, there is no Order requiring repair, alteration, or correction of any existing condition affecting any of the Leased Real Property or the systems or improvements thereon that would be the responsibility of the lessee under the Real Property Leases; (v) electric, gas, water, sanitary sewer, storm sewer, communications, and other utilities are available at the Leased Real Property in capacities sufficient for the normal operations of the Business in the Ordinary Course; (vi) to the Knowledge of Sellers, the use of the Leased Real Property and all buildings, structures, improvements, fixtures, building systems, and equipment, and all other components thereof, on the Leased Real Property conform in all material respects to all applicable Legal Requirements (vii) the Leased Real Property has adequate rights of access to one or more dedicated public right of way; (viii) no Seller has received written notice of any pending Proceedings for the imposition of any special assessment, or the formation of a special assessment district, that would affect in any manner the Leased Real Property or any portion thereof or the liability of the lessee under any Real Property Lease; (ix) there are no debts or other Liabilities of any Seller relating to the Leased Real Property, including tenant improvement costs and leasing commissions, vesting, accruing, and/or arising prior to or in connection with the Closing, that will not be resolved through payment of the Cure Costs; (x) there is no material defect in or about the Leased Real Property or any portion thereof (for purposes of this clause (xi), “material defect” means any defect that costs $25,000 or more to repair or restore); (xii) no Seller has leased, subleased, assigned, or otherwise granted to any Person the right to use or occupy or acquire any of the Leased Real Property or any portion thereof; (xiii) except as expressly provided in the applicable Real Property Lease, no Seller has (A) any right or obligation to renew or extend the term of such Real Property Lease, (B) any Preferential Right to purchase all or any portion of the Leased Real Property or all or any portion of the buildings, structures, improvements, fixtures, building systems, and equipment, or all or any components thereof, or premises of which the Leased Real Property is a part, or (C) any right, title, or interest with respect to the Leased Real Property other than as lessee under the Real Property Leases, and (xiv) no Seller has pledged, mortgaged, or otherwise granted an Encumbrance (other than Permitted Post-Closing Encumbrances or as will be removed by the Sale Order) on such Seller’s interest in any Leased Real Property.

3.6        Intellectual Property; Information Systems.

(a)     Schedule 3.6(a)-1 sets forth an accurate and complete list of all registered Marks, Net Names, Patents, and Copyrights, and the material unregistered Marks and Copyrights, that comprise the Seller IP Rights. None of the registered Marks, Patents and Copyrights comprising the Seller IP Rights are expired or abandoned or have been cancelled as of the Closing Date. Sellers own all right, title, and interest in and to all Seller IP Rights, free and clear of all Encumbrances (other than Permitted Post-Closing Encumbrances). In each case in which any Seller has acquired, other than through a license, any Intellectual Property Rights from any Person, such Seller obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to such Intellectual Property Rights to such Seller.

(b)      Schedule 3.6(b)-1 sets forth an accurate and complete list of all Intellectual Property Rights licensed to each Seller, except for any commercially available off-the-shelf Software products licensed under non-exclusive end-user object code license agreements, and sets forth a reference to an accurate and complete written Seller Contract evidencing such license (each such Seller Contract, an “Inbound License Agreement”). Schedule 3.6(b)-2 sets forth an accurate and complete list of all Seller Contracts by which any Seller licenses any Seller IP Rights to another Person (each such Seller Contract, an “Outbound License Agreement”). Except as otherwise set forth on Schedule 3.6(b)-3, each License Agreement (i) is in full force and effect, and constitutes a legal, valid, binding, and enforceable (except as enforceability is limited by the Enforceability Exceptions) obligation of each Seller a party thereto and (ii) except as a result of the Bankruptcy Cases, is not currently being breached by any Seller in any material respect. Except as a result of the Bankruptcy Cases, no Seller has received or provided any written notice of (A) termination or cancellation under any License Agreement or (B) a breach or default under any License Agreement.

(c)        No Seller is infringing, misappropriating, diluting, or violating any of the Intellectual Property Rights of another Person and, to the Knowledge of Sellers, no Person is infringing, misappropriating, diluting, or violating any of the Seller IP Rights. Except as set forth on Schedule 3.6(c), no Seller has received any written communications in the past three years (i) alleging that any Seller has infringed, misappropriated, diluted, or violated any Intellectual Property Rights of any Person, or (ii) that have offered to license or grant any other rights or immunities under any Intellectual Property Rights of any Person other than Intellectual Property Rights subject to the Inbound License Agreements. Except as set forth on Schedule 3.6(c), no Proceeding is pending or has otherwise been made, asserted, or, to the Knowledge of Sellers, threatened against any Seller related to any of the Seller IP Rights or any of the Intellectual Property Rights of another Person, including based upon, challenging, or seeking to deny or restrict the ownership, license, use, or exploitation by any Seller of any of the Seller IP Rights or Intellectual Property Rights licensed to any Seller.

(d)      All Information Systems used in the Business operate and perform in all material respects as necessary for the conduct of the Business as currently conducted and in accordance with their documentation and functional specifications. Sellers have commercially reasonable information security safeguards in place to maintain the confidentiality, integrity, and availability of the information stored, processed, and/or transmitted by the Information Systems that are used to conduct the Business.

3.7       Material Customers and Material Suppliers.

(a)       Schedule 3.7(a)-1 sets forth an accurate list of the top ten (10) customers of Sellers based on the aggregate revenue generated for Sellers by such customers during the twelve (12) month period ended May 31, 2024 (collectively, the “Material Customers”), and the amount of revenue attributable to each Material Customer that was generated for Sellers during each such period. Except as set forth on Schedule 3.7(a)-2 or as a result of the commencement of the Bankruptcy Cases, no Seller has received any written notice that any Material Customer has or intends to cease to use a Seller’s goods or services or doing business with the Business prior to the Closing. No Seller has received from any Material Customer or given to any Material Customer any notice of force majeure, impossibility of performance, frustration of purpose, or similar notice of non-performance.

(b)      Schedule 3.7(b)-1 sets forth an accurate list of the top ten suppliers and vendors of Sellers based on volume in dollars of purchases from or spent with such suppliers or vendors by Sellers during the twelve (12) month period ended May 31, 2024 (collectively, the “Material Suppliers”), and the dollar amount of purchases from or spent with each Material Supplier by Sellers during each such period. Except as set forth on Schedule 3.7(b)-2 or as a result of the commencement of the Bankruptcy Cases, no Seller has received any written notice that any Material Supplier has or intends to materially increase the price of any raw materials, supplies, merchandise, or other goods and services sold or provided, respectively, to such Seller by such Material Supplier prior to the Closing. No Seller has received from any Material Supplier or given to any Material Supplier any notice of force majeure, impossibility of performance, frustration of purpose, or similar notice of non-performance.

3.8        Assigned Contracts; No Defaults; Product and Service Warranties.

(a)        Sellers have made available to Buyer in the Virtual Data Room accurate copies of each Assigned Contract.

(b)      Except as set forth on Schedule 3.8(b), there are no pending claims for breach of warranty with respect to any goods or products sold, or services performed by the Business that have been asserted against any Seller.

3.9       Insurance. Schedule 3.9 sets forth an accurate list of all policies of insurance (including “self-insurance” programs) covering any Seller with respect to the Business (collectively, the “Insurance Policies”), including policy numbers, names of insurers, type of policy, and expiration dates. Copies of the Insurance Policies have been made available to Buyer in the Virtual Data Room. Schedule 3.9 sets forth an accurate list of all pending claims under such insurance policies (and predecessor insurance policies).

3.10     Proceedings; Orders. Except for the Bankruptcy Cases or as set forth on Schedule 3.10, there are no Proceedings pending or Orders entered, or, to the Knowledge of Sellers, threatened by or against any Seller that (i) relate to the Business, any of the Purchased Assets, or any of the Assumed Liabilities or (ii) that challenge, or that would have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Transactions.

3.11      Governmental Authorizations.

(a)       Each Seller holds in its name and, as applicable, has submitted, all material Governmental Authorizations necessary to own, operate, and use the Purchased Assets in conducting the Business, and to carry on and conduct the Business as currently conducted (collectively, the “Seller Governmental Authorizations”). Each of the Seller Governmental Authorizations is in good standing, valid, and in full force and effect.

(b)        Except as set forth on Schedule 3.11(b), each Seller is currently in compliance in all material respects with all of the terms and requirements of each of the Seller Governmental Authorizations.

3.12     Compliance with Legal Requirements.

(a)       Each Seller is in compliance in all material respects with all applicable Legal Requirements. To the Knowledge of Sellers, no investigation or inquiry is being or has been conducted by any Governmental Authority with respect to any Seller or the Business.

(b)       No Seller, and none of such Seller’s Representatives (with respect to any matter relating to any Seller or the Business) has, directly or indirectly, (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment, or other unlawful expenses relating to political activity, (ii) made or agreed to make any unlawful payment to domestic or foreign government officials or employees or to domestic or foreign political parties or campaigns, (iii) taken any action that would constitute a violation of the Anti-Bribery Laws, or (iv) made or agreed to make any other unlawful payment. Sellers have instituted and maintained policies, procedures, and controls designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with the Anti-Bribery Laws (and with all other similar Legal Requirements) by Sellers and their respective Representatives.

3.13     Business Employees.

(a)      Schedule 3.13(a) sets forth an accurate and complete list of all Business Employees (including those on leave of absence, furlough, or layoff status) of each Seller, and sets forth for each of the Business Employees the following information, as applicable: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual or hourly base compensation rate; (v) commission, bonus target, or other incentive-based compensation; (vi) classification under FLSA; and (viii) status as “active” or “on leave”.

(b)       Except as set forth on Schedule 3.13(b), no Seller is a party to any employment, non-competition, non-solicitation, or severance Contract with any current Business Employees of such Seller. Except as prohibited by the Bankruptcy Code compensation, including wages, commissions, and bonuses, due and payable to the Business Employees for services performed have been lawfully paid in full. Except as set forth on Schedule 3.13(b), no Business Employee is subject to any current disciplinary warnings or procedures or any actual or threatened Proceeding with respect to the Business.

(c)        To the Knowledge of Sellers, all Business Employees are either citizens of the United States or have the requisite authorizations to legally work in the United States. Except as set forth on Schedule 3.13(c), there are no Proceedings pending, or to the Knowledge of Sellers, threatened against any Seller (i) by any current or former Business Employee or independent contractor of any Seller related to the Business, or (ii) by any Governmental Authority, in each case, with respect to any employment related matter arising under applicable Legal Requirements and related to the Business. During the prior three years, no allegations of sexual or any other form of harassment or any other inappropriate touching, communications, or other behavior, in each such case, whether or not constituting harassment under applicable Legal Requirements, has been made against any current or former officer or manager-level Business Employee related to the Business, and no Seller has entered into any settlement agreement or similar Contract related to any allegations of sexual or any other form of harassment or any other inappropriate touching, communications, or other behavior, in each such case relating to the Business, whether or not constituting harassment under applicable Legal Requirements.

(d)       Except as set forth on Schedule 3.13(d)-1, no Seller is, and no Seller has been in the past three years, a party to, bound by, or negotiating any collective bargaining or other Contract with any Union, and there is not any Union representing or purporting to represent any Business Employees, and, to the Knowledge of Sellers, no Union is seeking or has sought to organize Business Employees for the purpose of collective bargaining. There is not, and there has not been in the past three years, any threat of any strikes, lockouts, work stoppages, work interruptions (except with respect to COVID-19), slowdowns, concerted refusal to work overtime, or other similar labor disruption or dispute involving the Business Employees. Except as set forth on Schedule 3.13(d)-1, none of the work performed by any of the Business Employees or upon any Purchased Assets has been certified by the National Labor Relations Board as bargaining unit work.

3.14     Benefit Plans.

(a)        Schedule 3.14(a) sets forth an accurate list of each Benefit Plan. With respect to each Benefit Plan, Sellers have made available to Buyer in the Virtual Data Room accurate copies of the following documents, existing as of the date of this Agreement, to the extent applicable: (i) all plan documents, including any related trust documents, insurance contracts or other funding arrangements and all amendments thereto; (ii) for the three (3) most recent plan years: (A) Form 5500 and all schedules thereto; (B) financial statements; and (C) actuarial or other valuation and/or funding reports; (iii) the most recent IRS determination letter or opinion letter; (iv) the most recent summary plan description and all amendments thereto; and (v) written summaries of the material terms of any Benefit Plans that are not in writing. Each Benefit Plan has been established, documented, and maintained in compliance in all material respects with its terms and with applicable Legal Requirements. All contributions (including employer and employee contributions), premiums and other payments under or in connection with each Benefit Plan required to have been made under the terms of such Benefit Plan or pursuant to applicable Legal Requirements have been made. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and, to the Knowledge of Sellers, no event has occurred or circumstances exists that would reasonably be expected to result in a loss of the qualified status of such Benefit Plan. There are no Proceedings (other than routine claims for benefits made in the ordinary course of plan administration) pending or, to the Knowledge of Sellers, threatened against or with respect to any Benefit Plan.

(b)       No Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, or (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, and no Seller or any ERISA Affiliate has, within the last three years, maintained, contributed to, or been required to contribute to any plan described in this Section 3.14(b).

(c)       No Seller or ERISA Affiliate has taken any action that would result in Buyer being party to or bound by any Benefit Plan following the Closing.

(d)       Each Benefit Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings, and proposed and final regulations) thereunder. No Seller has any obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred under Section 409A of the Code.

(e)       Each Benefit Plan that constitutes a group health plan subject to Section 4980H of the Code has offered coverage to full-time employees and their respective dependent children as required to avoid the excise taxes under Section 4980H of the Code, and Sellers have provided, or have caused to be provided, timely and complete IRS Forms 1094-C and 1095-C to such Benefit Plan participants and the IRS.

3.15     Taxes.

(a)       Sellers have made available to Buyer in the Virtual Data Room accurate copies of all Tax Returns and all amendments to such Tax Returns filed by or on behalf of, or that include, any Seller for the three most recent Tax years prior to the Closing Date. Each Seller has duly filed all Tax Returns required to be filed by such Seller (which are accurate in all respects) and has timely paid in full, or caused to be paid in full, all material Taxes and all assessments of any kind or nature whatsoever (whether or not shown on any Tax Return) allocable to any period ending prior to the Closing and required to be paid by such Seller. Except as set forth on Schedule 3.15(a), no Seller is currently the beneficiary of any extension of time within which to file any Tax Return. To the Knowledge of Sellers, each Seller has timely withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member, or other Person, and all Forms W-2 and 1099 (and any state equivalent forms) required with respect thereto have been properly completed and timely filed with the appropriate Governmental Authority. All sales, goods and services, and value added Taxes required to be collected and remitted by any Seller have been properly collected and timely remitted in all material respects.

(b)        A list of all jurisdictions where any Seller files Tax Returns or charges and remits sales or use Taxes is set forth on Schedule 3.15(b) (with such jurisdictions being categorized in a manner that corresponds with the applicable Seller filing in such jurisdiction). In all material respects and except as relieved by the Bankruptcy Cases and the Sale Order, all necessary sales Tax exemption certificates have been obtained by each Seller and all such certificates have been properly completed and maintained.

(c)     Except as may be part of the Bankruptcy Cases, no assessment or other Proceeding by any Governmental Authority is pending or, to the Knowledge of Sellers, threatened with respect to the Taxes or Tax Returns of any Seller.

(d)     Except as set forth on Schedule 3.15(d)-1, Sellers have no continuing obligations under Sections 2301-2308 of the CARES Act or Sections 7001-7005 of the Families First Act. Except as set forth on Schedule 3.15(d)-2, each Seller has properly complied with all requirements of applicable Legal Requirements in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act. Except as set forth on Schedule 3.15(d)-3, no Seller has deferred any payroll tax obligations pursuant to any U.S. presidential memorandum, executive order, or similar publication or document permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

3.16    Personal Information. Except as set forth on Schedule 3.16, each Seller is, and for the past three years has been, in compliance in all material respects with all applicable Legal Requirements regarding Personal Information (“Privacy Laws and Standards”). Sellers have made available to Buyer in the Virtual Data Room accurate and complete copies of all internal and external policies and procedures of each Seller concerning the privacy and protection of Personal Information, including both current and former iterations of such policies. Upon the execution and delivery of the Transaction Documents and consummation and performance of the Transactions, Buyer will have the right to access, use, collect, store, maintain, disclose, transfer, and process Personal Information held by any Seller as of the date immediately prior to the Closing Date on substantially the same terms as such Seller as of the date immediately prior to the Closing Date. All Seller Sites and all materials distributed or marketed by any Seller make all material disclosures to users or customers required by Privacy Laws and Standards and the Seller Privacy Requirements, and none of such disclosures made or contained in any of the Seller Sites or in any such materials has been materially inaccurate, misleading, or deceptive or in violation of any Privacy Laws and Standards.

3.17      Related Persons. Except as set forth on Schedule 3.17, no Related Person (a) is or, at any time on or after January 1, 2023, has been, directly or indirectly, an owner of more than five percent, or an Affiliate, of any Material Customer or Material Supplier or otherwise involved in any business arrangement or relationship with any Seller or any Material Customer or Material Supplier related to the Business, other than employment arrangements with such Seller entered into in the Ordinary Course, (b) owns, or on or after January 1, 2023 has owned, directly or indirectly, any material Asset or right, tangible or intangible, used by any Seller in the Business, or (c) is engaged, or at any time has engaged, directly or indirectly, in competition with any Seller or the Business.

3.18       Absence of Certain Changes, Events and Conditions. During the period from and including January 1, 2023 through the Execution Date, except for the Bankruptcy Cases (i) Sellers have (A) conducted the Business solely in the Ordinary Course and (B) used commercially reasonable efforts to (1) maintain, keep, and preserve the Purchased Assets in good condition and repair (normal wear and tear excepted), (2) preserve the Business intact, (3) keep available the services of the Business Employees and Sellers’ independent contractors for the Business, and (4) preserve the goodwill of Sellers’ customers, suppliers, distributors, lessors, lessees, licensors, licensees, creditors, Business Employees, and independent contractors, as well as all others having business dealings or relations with Sellers, and (ii) there has not been any Seller Material Adverse Effect.

3.19      Brokers or Finders. Except as set forth on Schedule 3.19, no investment banker, financial advisor, broker, finder, or other intermediary has been retained by or is authorized to act on behalf of any Seller that could be entitled to any fee, commission, or other similar payment from Buyer, any Seller, or any of their respective Affiliates with respect to the Transactions.

3.20       No Other Representations or Warranties. Except for the representations, warranties and covenants of Sellers expressly contained herein or in any of the other Transaction Documents, neither Sellers nor any of their respective Representatives, nor any other Person, makes any other express or implied warranty (including, without limitation, any implied warranty of merchantability or fitness for a particular purpose) on behalf of Sellers, including, without limitation, as to (a) the probable success or profitability of ownership, use or operation of the Purchased Assets by Buyer after the Closing, (b) the probable success or results in connection with the Bankruptcy Court and the Sale Order, or (c) the value, use or condition of the Purchased Assets, which, subject to the representations, warranties, and covenants of Sellers expressly contained herein or in any of the other Transaction Documents, are being conveyed hereby on an “As-Is”, “Where-Is” condition at the Closing Date, without any warranty whatsoever (including, without limitation, any implied warranty of merchantability or fitness for a particular purpose).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as of the Execution Date and as of the Closing (except for representations and warranties that address matters only as of a specified date, in which case as of such specified date) as follows:

4.1     Organization and Good Standing. Buyer is duly formed, validly existing, and in good standing under the Legal Requirements of the State of Delaware.

4.2        Authority; No Conflict.

(a)     This Agreement has been duly and validly executed by Buyer, and this Agreement (assuming due authorization, execution, and delivery by Sellers) constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability is limited by the Enforceability Exceptions. Upon the delivery (and execution, if applicable) by Buyer of each of the Buyer Closing Documents, each of the Buyer Closing Documents (assuming due authorization, execution, and delivery by the other party or parties thereto, if applicable) will constitute the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with the terms thereof, except as enforceability is limited by the Enforceability Exceptions. Buyer has the right, power, and authority to execute and deliver this Agreement and the Buyer Closing Documents and to perform Buyer’s obligations under this Agreement and the Buyer Closing Documents, and such actions have been duly authorized by all necessary corporate or other governing action by Buyer.

(b)       Neither the execution, delivery, or performance of this Agreement or any of the other Transaction Documents by Buyer nor the consummation or performance of any of the Transactions by Buyer will, directly or indirectly (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation or breach of any provision of any of the Constitutive Documents or Governance Documents of Buyer, or (ii) contravene, conflict with, or result in a violation or breach of any Legal Requirement to which Buyer is subject, except for any such contravention, conflict, violation, or breach, in each case, that would not reasonably be expected to cause a Buyer Material Adverse Effect.

(c)        Buyer is not and will not be required to give any notice to, make any Filing with, or obtain any Consent from any Person in connection with the execution, delivery, and performance of this Agreement or any of the other Transaction Documents, or the consummation and performance of the Transactions, except for any such notice, Filing, or Consent (i) that has already been given, made, or obtained or will be given, made, or obtained as of the Closing, or (ii) where the failure to give such notice, make such Filing, or obtain such Consent, in each case, would not reasonably be expected to cause a Buyer Material Adverse Effect.

4.3     Brokers or Finders. Except for CoveView Advisors LLC, no investment banker, financial advisor, broker, finder, or other intermediary has been retained by or is authorized to act on behalf of Buyer that could be entitled to any fee, commission, or other similar payment from Buyer, any Seller, or any of their respective Affiliates with respect to the Transactions.

4.4     Financing. At the Closing, the Buyer will have sufficient funds to permit the Buyer to consummate the Transactions and make payment of the Estimated Closing Cash Consideration to Sellers and all other payments required to made by Buyer to, or on behalf of, Sellers pursuant to any Transaction Documents or as required by the Bankruptcy Court in connection with the Bid Procedures or Sale Order.

4.5     Solvency. Assuming that the representations and warranties of the Sellers set forth in Article III are true and correct in all material respects (disregarding all materiality and material adverse effect qualifications), at and immediately after the Closing, Buyer will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due).

4.6        Due Diligence.

(a)      EXCEPT AS OTHERWISE PROVIDED IN ARTICLE III OR THIS ARTICLE IV, IT IS UNDERSTOOD AND AGREED THAT, UNLESS EXPRESSLY STATED HEREIN, SELLERS ARE NOT MAKING AND HAVE NOT AT ANY TIME MADE AND BUYER EXPRESSLY DISCLAIMS ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO THE PURCHASED ASSETS, INCLUDING BUT NOT LIMITED TO, ANY WARRANTIES OR REPRESENTATIONS AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b)     EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY OF THE OTHER TRANSACTION DOCUMENTS, BUYER ACKNOWLEDGES AND AGREES THAT, UPON THE CLOSING, SELLERS SHALL SELL AND CONVEY TO BUYER, AND BUYER SHALL ACCEPT, THE PURCHASED ASSETS PURSUANT TO THE SALE ORDER. BUYER HAS NOT RELIED AND WILL NOT RELY ON, AND SELLERS ARE NOT LIABLE FOR OR BOUND BY, ANY EXPRESS OR IMPLIED WARRANTIES, GUARANTEES, STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PURCHASED ASSETS OR RELATING THERETO MADE OR FURNISHED BY SELLERS OR THEIR RESPECTIVE REPRESENTATIVES, TO WHOMEVER MADE OR GIVEN, DIRECTLY OR INDIRECTLY, ORALLY OR IN WRITING, EXCEPT AS EXPRESSLY STATED HEREIN OR IN ANY OF THE OTHER TRANSACTION DOCUMENTS. BUYER ALSO ACKNOWLEDGES THAT THE PURCHASE PRICE REFLECTS AND TAKES INTO ACCOUNT THAT, EXCEPT AS EXPRESSLY STATED HEREIN OR IN ANY OF THE OTHER TRANSACTION DOCUMENTS, THE PURCHASED ASSETS ARE BEING SOLD “AS-IS, WHERE-IS, WITH ALL FAULTS.”

ARTICLE V
PRE-CLOSING COVENANTS AND AGREEMENTS

5.1     Access and Investigation. During the Executory Period, upon prior written notice from Buyer, each Seller shall (a) provide Buyer and Buyer’s Representatives with reasonable access, during normal business hours, to the Purchased Assets, offices, facilities, books and records (including, to the extent included in the Purchased Assets, financial data, operating data, customer lists, credit information, Inventory, sales and purchasing information, Software documentation, and other working papers and data in the possession of any Seller or any of its Representatives (including independent accountants), internal audit reports, and management letters from such accountants with respect to such Seller’s system of internal controls), Tax Returns, Contracts, and Representatives of such Seller related to the Business, (b) furnish and make available to Buyer and Buyer’s Representatives such financial, operating, and other data and information related to the Business, the Purchased Assets, or the Assumed Liabilities as Buyer or any of Buyer’s Representatives reasonably request, and (c) cause such Seller’s Representatives to reasonably cooperate with Buyer and Buyer’s Representatives in Buyer’s investigation of Sellers, the Business, the Purchased Assets, and the Assumed Liabilities. Notwithstanding the foregoing sentence, no Seller will be required to disclose or cause the disclosure of any information to Buyer to the extent such disclosure would (i) constitute a waiver of any legal privilege or (ii) materially contravene any applicable Legal Requirement or binding Seller Contract entered into prior to the Execution Date; provided that each Seller shall promptly inform Buyer in writing to the extent information is excluded pursuant to this sentence and shall use commercially reasonable efforts to provide Buyer with the maximum amount of information requested, including providing information subject to the attorney-client privilege under joint defense privilege or seeking waiver of any applicable confidentiality restrictions.

5.2        Conduct of Business by Sellers During Executory Period.

(a)      During the Executory Period, except as otherwise required, authorized, or provided pursuant to this Agreement, the Bankruptcy Code or an Order of the Bankruptcy Court, or as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall, in all material respects, with regard to the Business, (i)  conduct the Business solely in the Ordinary Course, (ii) use commercially reasonable efforts to (A) maintain, keep, and preserve the Purchased Assets in good condition and repair (normal wear and tear excepted) and (B) preserve the Business intact.

(b)      Without limiting the generality of the foregoing, during the Executory Period, except (i) as required, authorized, or provided pursuant to this Agreement, the Bankruptcy Code or an Order of the Bankruptcy Court, or consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned, or delayed), no Seller shall, as it relates to the Business, (A) make any material capital expenditures other than budgeted and planned capital expenditures, (B) amend or modify (in any material respect) or sublease, assign, extend, renew, or terminate any Real Property Lease or enter into any new lease, sublease, license, or other Contract for the use or occupancy of any real property, (C) enter into or adopt any material fringe or employee benefit plan, program, that would have been a Benefit Plan if entered into or adopted prior to, and in effect as of, the Execution Date, (D) violate, amend, or otherwise modify or waive any of the material terms of, or terminate, any of the Assigned Contracts, (E) release any Person from, or modify or waive any provision of, any non-competition, confidentiality, or non-solicitation Seller Contract or other similar Seller Contract, or (F) abandon any material application filed by or on behalf of any Seller relating to Intellectual Property Rights.

5.3      Notification of Certain Matters. During the Executory Period, Buyer, on the one hand, and Sellers, on the other hand (as applicable, the “Notifying Party”), shall as promptly as reasonably practicable, notify the other Party(ies) (the “Notified Party”) of (a) any notice or other communication from or with any Governmental Authority in connection with the Transactions, (b) any notice from any Person alleging that the Consent of such Person is or could be required in connection with any of the Transaction Documents or the Transactions, (c) any Proceeding commenced or threatened in writing against the Notifying Party in connection with any of the Transaction Documents or the Transactions, (d) any Order issued or threatened in writing to be issued against the Notifying Party in connection with any of the Transaction Documents or the Transactions (e) the occurrence of any event of which it is aware that causes any representation or warranty of the Notifying Party contained in this Agreement to be untrue or inaccurate at or prior to the Closing, or (f) any failure of the Notifying Party to comply, in all material respects, with any of the Notifying Party’s covenants, obligations, or agreements contained in this Agreement. Notwithstanding anything in this Agreement to the contrary, the delivery of any notice by the Notifying Party and the information or knowledge obtained by the Notified Party pursuant to this Section 5.3 will not (i) affect or modify, or be deemed to affect or modify, any representation, warranty, covenant, obligation, or agreement contained in this Agreement, the conditions to the obligations of the Parties to consummate the Closing in Article VII, or otherwise prejudice in any way the rights and remedies of the Notified Party under this Agreement (ii) affect or modify, or be deemed to affect or modify, the Notified Party’s reliance on the representations, warranties, covenants, obligations, and agreements made by the Notifying Party in this Agreement, or (iii) amend or supplement, or be deemed to amend or supplement, the Schedules or prevent or cure any misrepresentation, breach of warranty, or breach of covenant, obligation, or agreement by the Notifying Party.

5.4        Notices, Consents, and Filings.

(a)     During the Executory Period, Sellers shall use their commercially reasonable efforts to cooperate with Buyer to obtain all Consents and Governmental Authorizations that are or become required pursuant to the Bid Procedures and Sale Order in connection with the execution, delivery, and performance of this Agreement or any of the other Transaction Documents to which a Seller is a party and the consummation and performance of the Transactions.

(b)        During the Executory Period, each of the Parties shall use commercially reasonable efforts to coordinate and cooperate with the other Parties in exchanging information related to such Filings and providing assistance as such other Party reasonably requests in connection with such Filings. Each Party shall supply as promptly as reasonably practicable to the appropriate Governmental Authority any additional information and documentary material that is requested by such Governmental Authority in connection with such Filings.

(c)       To the fullest extent permitted by applicable Legal Requirements, the Parties shall jointly agree upon the form of the notices, Consents, and Filings contemplated by this Section 5.4, and shall promptly provide the other Party with copies of all such notices, Consents, and Filings.

5.5     Monthly Financial Statements. During the Executory Period, Sellers shall deliver to Buyer copies of all financial reporting delivered to Sellers’ senior secured lenders in connection with the Bankruptcy Cases, and to the extent not already delivered, within 15 Business Days after the end of each fiscal month, a copy of the unaudited consolidated monthly financial statements of Sellers as of the end of such month and for the fiscal period then ended (collectively, the “Monthly Financial Statements”), prepared in accordance with applicable Legal Requirements, the books and records of Sellers, the historic accounting practices of Sellers, and GAAP applied on a consistent basis throughout the periods covered by the Monthly Financial Statements.

5.6       Intentionally Omitted

5.7       Loss Proceeds. Notwithstanding anything in this Agreement to the contrary, if, prior to the Closing, any of the Purchased Assets, or any other Assets of any Seller that, but for any such taking, sale, destruction, or condemnation, would have been a Purchased Asset, is taken by eminent domain (or is sold in lieu thereof), is the subject of a pending taking, or is destroyed or condemned, then Sellers shall give Buyer prompt written notice of any such event. With regard to any of the Purchased Assets, or any other Assets of any Seller that, but for any taking, sale, destruction, or condemnation, would have been a Purchased Asset, no Seller shall (a) settle or compromise or agree to any settlement or compromise of any insurance proceeds or condemnation claim or award (“Loss Proceeds”) or (b) use the Loss Proceeds for any purpose (including the restoration or repair of such Assets), in each such case, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Subject to the foregoing sentence, each Seller shall reserve all Loss Proceeds in a segregated account and not commingle any Loss Proceeds with other funds and all such Loss Proceeds will be deemed a Purchased Asset and the property of Buyer following the Closing without the payment of any additional consideration therefor.

5.8      Commercially Reasonable Efforts. Subject to the terms of this Agreement and except where a lesser standard is expressly set forth in this Agreement, each Party shall use such Party’s commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the Transactions and to cause all of the conditions precedent to each other Party’s obligations set forth in Article VII to be satisfied.

ARTICLE VI
ADDITIONAL COVENANTS AND AGREEMENTS

6.1       Employee Matters.

(a)        No later than twenty (20) Business Days prior to the Closing Date, Sellers shall deliver to Buyer an updated, accurate, and complete Business Employee List, as current as reasonably practicable. Buyer shall have the right (but not the obligation) to offer employment to any or all Business Employees (including those on approved leave of absence or disability) on such terms and basis as Buyer shall elect in its sole discretion. Sellers shall cooperate with Buyer to allow Buyer to contact, interview and, in Buyer’s sole discretion, make offers of employment to Business Employees, and shall provide Buyer with reasonable access to employment records required by Buyer which Seller may lawfully provide to Buyer.

(b)       For purposes of this Section 6.1, any individual who becomes employed by Buyer or an Affiliate of Buyer in accordance with this Section 6.1 is referred to as a “Hired Employee.” After the date of this Agreement and for a period of thirty (30) days after the Closing, Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate with Buyer in connection with the onboarding and transition of the Hired Employees to Buyer, including the provision by Seller to Buyer of all necessary or appropriate documents, records, materials, accounting files and Tax information with respect to each Hired Employee that Sellers lawfully can provide.

(c)      Sellers shall perform all employee related obligations with respect to the Hired Employees through the Closing, including: paying all compensation earned through Closing; satisfying all of such Seller’s obligations to such employees or former employees on account of their employment or former employment by such Seller; and performing any obligations required by the FLSA, the Equal Pay Act, applicable wage and hour Legal Requirements, or any other applicable Legal Requirements. On the Closing Date, Seller shall terminate the employment of each Hired Employee and Buyer shall commence its employment of such Hired Employee. Seller shall remain solely responsible for any and all Liabilities that could arise under the WARN Act or similar Legal Requirements as a result of or relating to this Agreement, to the Transactions, or in connection with any employment losses occurring on or prior to the Closing Date, and Seller shall take all actions that are necessary or proper to comply with the WARN Act.

(d)        Buyer shall have no Liability for accrued wages (including salaries and commissions), severance benefits, vacation pay or any other paid-time-off, COBRA, pension and profit sharing contributions, benefits under any Benefit Plan or other forms of benefits of any type or nature on account of said employees’ employment by the applicable Seller, all of which are deemed Excluded Liabilities. Nothing in this Section 6.1 or the Agreement shall be construed to hold Buyer liable for any Liabilities of Sellers other than the Assumed Liabilities expressly assumed by Buyer.

(e)       Each Seller consents to the hiring of the Hired Employees by Buyer and waives (on behalf of itself and its Affiliates) with respect to the employment of the Hired Employees by Buyer or any of its Affiliates, all claims and rights such Seller or its Affiliates have under any non-competition, confidentiality, non-solicitation or similar restrictive covenants with the Hired Employees (other than with respect to an Assigned Contract).

(f)       Notwithstanding the provisions of this Section 6.1 or any provision of this Agreement to the contrary, nothing in this Section 6.1 or the Agreement is intended to and shall not (i) create any third party rights, (ii) amend any Benefit Plan or arrangement, (iii) require Buyer or any of its Affiliates or any Seller or any of their respective Affiliates to continue any Benefit Plan or arrangement beyond the time when it otherwise lawfully could be terminated or modified or as otherwise required herein or (iv) provide any Business Employee, any Hired Employee, or any other employee or former employee of any Seller with any rights to continued employment. Buyer and its Affiliates expressly reserve the right to terminate the employment of any Hired Employee (or amend the terms and conditions of employment of any Hired Employee) for any reason at any time, including without cause.

6.2       Taxes; Bulk Sales.

(a)        Each Seller shall pay, prior to delinquency, all personal property and real property Taxes in respect of all of such Seller’s Assets, including the Purchased Assets, for any Pre-Closing Tax Period. In addition, all personal property, real property, ad valorem, and other similar Taxes (other than income Taxes) levied with respect to the Purchased Assets for a Straddle Period will be apportioned between Sellers, on the one hand, and Buyer, on the other hand, based on the number of days included in such Straddle Period through and including the Closing Date and the number of days included in such Straddle Period after the Closing Date, respectively. If the amounts of such personal property and real property Taxes for the Straddle Period are not known by the Closing Date, then the personal property or real property Tax amounts from the prior year will be deemed to be the proper amount to be used for the proration of the amounts due for the Straddle Period (no adjustment will be made if the ultimate amount of personal property or real property Taxes is more or less than the amount based on the prior year’s Taxes).

(b)      To the extent not otherwise addressed by this Agreement, Buyer, on the one hand, and Sellers, on the other hand, shall prorate (as of the Effective Time), if applicable, all water, sewage disposal, gas, telephone, electric, and other utility charges, real property lease payments, personal property lease payments, and all other income and expenses with respect to the Business, the Purchased Assets, or the Assumed Liabilities that are normally prorated upon the sale of Assets of a going concern.

(c)        Notwithstanding anything in this Agreement to the contrary, Sellers shall timely make, or cause to be timely made, all Filings, including filing appropriate Tax Returns, and take, or cause to be taken, all other actions under applicable transfer notification Legal Requirements and all applicable Legal Requirements relating to Taxes, including Transfer Taxes, that are required to be made or taken by any Seller in connection with or as a result of the Transactions, including timely paying such Taxes, including Transfer Taxes; provided that Sellers shall permit Buyer to review each such Filing, including Tax Returns, prior to finalizing and filing each such Filing, including Tax Returns. All Transfer Taxes, if any, arising in connection with, or as a result of, the Transactions will be borne by and timely paid by Sellers, jointly and severally, regardless of the Person on whom such Transfer Taxes are imposed by any Legal Requirement.

(d)       The Parties agree that all Liabilities arising out of the failure of any Seller to comply with the requirements and provisions of any bulk sales, bulk transfer, or similar Legal Requirements are Excluded Liabilities.

6.3       Misdirected Payments. From and after the Closing, if any Seller or any of its Affiliates receives or collects any funds relating to any of the Purchased Assets or any accounts or notes receivable owned by (or otherwise payable to) Buyer, then such Seller shall, and shall cause its Affiliates to, remit such funds to Buyer within ten Business Days after receipt of such funds. From and after the Closing, if Buyer or any of its Affiliates receives or collects any funds relating to any of the Excluded Assets, then Buyer shall, and shall cause its Affiliates to, remit such funds to Sellers within ten Business Days after receipt of such funds.

6.4        Books and Records.

(a)        To facilitate the resolution of any claims made by or against or incurred by any Seller prior to the Closing, or for any other reasonable purpose, for the six-year period immediately following the Closing, Buyer shall (i) retain copies of all material books, records, and documents included within the Purchased Assets that relate to the Business and its operations for periods prior to the Closing, and (ii) upon reasonable advance written notice, afford such Seller’s Representatives with reasonable access (including the right to make, at such Seller’s expense, photocopies), during normal business hours and in a manner that does not unreasonably interfere with the businesses and operations of Buyer and Buyer’s Affiliates, to such books, records, and documents.

(b)        To facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for the six-month period immediately following the Closing, to the extent such books, records and documents remain within the control of Sellers, Sellers shall (i) retain copies of all material books, records, and documents not included within the Purchased Assets that relate to the Business and its operations for periods prior to the Closing, and (ii) upon reasonable advance written notice, afford Buyer’s Representatives with reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours and in a manner that does not unreasonably interfere with the businesses and operations of Sellers and their respective Affiliates, to such books, records, and documents.

(c)      Notwithstanding anything in this Agreement to the contrary, (i) no Party is obligated to provide any other Party with access to any books, records, or documents pursuant to this Section 6.4, if such access would destroy or waive any legal privilege or be in violation of any applicable Legal Requirement or Contract, and (ii) if the Parties are in an adversarial relationship in any Proceeding, the furnishing of any books, records, or documents pursuant to this Section 6.4 will be subject to applicable rules relating to discovery.

6.5       Confidentiality.

(a)       For a period of five years following the Closing, Sellers shall ensure that no confidential or proprietary information concerning the Business that any Seller, any of such Seller’s Affiliates, or any of the Representatives of any of the foregoing (collectively, the “Non-Disclosure Persons”) possess, whether in written, verbal, graphic, or other form, is published, disclosed, or made accessible by any of the Non-Disclosure Persons to any other Person at any time or used by any of the Non-Disclosure Persons without the prior written consent of Buyer (such consent to be given in Buyer’s sole discretion); provided, however, that the restrictions of this Section 6.5(a) do not apply to the extent such disclosure is otherwise required by applicable Legal Requirements, including in the context of the Bankruptcy Cases. Notwithstanding the foregoing, pursuant to 18 U.S.C. Section 1833(b), Sellers will not be held criminally or civilly liable under any federal or state trade secret Legal Requirement for the disclosure of a trade secret that is made: (A) in confidence to a federal, state, or local Governmental Authority, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of a Legal Requirement; or (B) in a complaint or other Filing filed in a lawsuit or other Proceeding, if such document is made under seal. Further, if any Non-Disclosure Person, as applicable, files a lawsuit for retaliation by an employer for reporting a suspected violation of a Legal Requirement, such Non-Disclosure Person is permitted to disclose the trade secret to the attorney of such Non-Disclosure Person and use the trade secret information in the court proceeding, if such Non-Disclosure Person files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement, including this Section 6.5(a), is intended to limit or will be used in any way to limit any of the Non-Disclosure Persons’ rights to communicate or cooperate with, or provide information to, any Governmental Authority, as provided for, protected under, or warranted by applicable Legal Requirements.

(b)      Sellers shall assign, or cause to be assigned, to Buyer all confidentiality, nondisclosure, and other similar Contracts with each other potential buyer of any Seller, the Business, or the Purchased Assets (each, a “Bidder Confidentiality Agreement”). Sellers shall send a letter in form and substance reasonably acceptable to Buyer to the other parties to such Bidder Confidentiality Agreements authorizing Buyer to recover all confidential or proprietary information or requesting certification of its destruction to Buyer, in each case, in accordance with the terms of such Bidder Confidentiality Agreements.

(c)      Notwithstanding anything in the Confidentiality Agreement or the Letter of Intent to the contrary, Sellers agree that, immediately and automatically upon the Closing, none of Buyer or any of Buyer’s Affiliates, or any of their respective Representatives, will have any further obligations to Sellers or any of their respective Affiliates or Representatives under, or be subject to the restrictions in, the Confidentiality Agreement or the Letter of Intent.

6.6      Public Announcements and Other Communications. Unless required by applicable Legal Requirements, the applicable rules of any stock exchange, or necessarily disclosed in the Bankruptcy Cases, including any filings required to be made on Form 8-K, none of the Parties shall make any public disclosure or permit any of such Party’s Affiliates or Representatives to make any public disclosure (whether or not in response to an inquiry) with respect to the Transaction Documents and the Transactions unless previously approved by the other Parties in writing. Sellers shall consult with Buyer concerning the means by which Sellers’ customers, suppliers, distributors, lessors, lessees, licensors, licensees, creditors, employees, independent contractors, and others having business dealings or relations with Sellers will be informed of the Transactions, and Buyer’s prior written approval will be required (such approval not to be unreasonably withheld, conditioned, or delayed) with respect to such communications. Buyer has the right, and Sellers shall provide Buyer a reasonable opportunity, to be present for any such communications.

6.7    Seller Names. On the Closing Date, Sellers shall, and shall cause their respective Affiliates to, amend their respective Constitutive Documents, Governance Documents, and registrations to do business so as to change their respective company name to a name that does not include the company name “Salt Life” or any derivation or variation thereof (collectively, the “Salt Life Names”). Following the Closing Date and for a period of 3 months thereafter, each Seller shall cooperate with Buyer in making the Salt Life Names available to Buyer in each jurisdiction in which any Seller conducted the Business prior to Closing. From and after the Closing Date, none of Sellers shall use, and Sellers shall not allow any of their respective Affiliates to use, any of the Salt Life Names.

6.8      Inventory Fund Amount. Prior to the Closing, Sellers shall utilize the Inventory Fund Amount to settle past due accounts payable owed to the suppliers and vendors set forth on Schedule 6.8 (the “Inventory Fund Vendors”) with respect to Inventory for the Business for the Spring 2024 and Summer 2024 seasons previously received by the Sellers or held by vendors and suppliers pending payment.

6.9       Seller Affiliates. Following the Closing, to the extent that an Affiliate of any Seller which is not a Party to this Agreement owns any interest in, or has possession or control of, any of the Purchased Assets, Sellers shall cause such Affiliate to take commercially reasonable actions necessary to carry out the transfer of title to any Purchased Asset owned by such Affiliate to Buyer, and delivery physical possession and control of such Purchased Assets to Buyer, for no additional consideration.

6.10    Further Assurances. Following the Closing, the Parties shall reasonably cooperate with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the Parties agree (a) to furnish upon request to the other Parties such further information, (b) to execute and deliver to each other Party such other documents, and (c) to do such other acts and things, all as the other Parties reasonably request, for the purpose of carrying out the intent of this Agreement and the Transactions. In addition, without limiting the generality of the foregoing, Sellers shall, and shall cause their respective Representatives to, cooperate with Buyer, as reasonably requested by Buyer, in connection with any updates to the legal or equitable ownership records with respect to any registrations (or applications for registration) of Seller IP Rights to reflect Buyer or its designee as the holder of the same.

ARTICLE VII
CONDITIONS TO CLOSING

7.1      Conditions to Obligations of the Parties. The obligation of each Party to consummate the Transactions is subject to the satisfaction (or, where legally permissible, waiver by such Party in writing), at or prior to the Closing, of each of the following conditions:

(a)        no Governmental Authority has enacted, issued, promulgated, enforced, or entered any Legal Requirement that is in effect and has the effect of restraining or prohibiting the consummation and performance of the Transactions, otherwise making the Transactions illegal, or causing any of the Transactions to be rescinded following the Closing; and

(b)       no Proceeding has been commenced or threatened that if adversely decided would have the effect of restraining or prohibiting the consummation and performance of the Transactions, otherwise making the Transactions illegal, or causing any of the Transactions to be rescinded following the Closing.

7.2    Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Transactions is subject to the satisfaction (or, where legally permissible, waiver by Buyer in writing), at or prior to the Closing, of each of the following conditions:

(a)       Sellers must have provided Buyer with evidence reasonably acceptable to Buyer that funds totaling an amount equal to the amount set forth on Schedule 6.8 (the “Inventory Fund Amount”) have been received and used, in their entirety, in accordance with Section 6.8;

(b)       Sellers must have provided Buyer with evidence reasonably acceptable to Buyer that Sellers have paid to the Inventory Fund Vendors the portion of the Inventory Fund Amount as required by such Inventory Fund Vendors, and that any withheld Inventory has been shipped or delivered by the applicable Inventory Fund Vendors;

(c)       the Bankruptcy Court must have approved the Bid Procedures, including the Break-Up Fee, Expense Reimbursement, and Stalking Horse Credit;

(d)       the Bankruptcy Court must have entered the Sale Order, and as of the Closing, the Sale Order must be in full force and effect, must not then be stayed, and must not have been vacated or reversed;

(e)       each of the representations and warranties contained in Article III (other than the Seller Fundamental Representations and the representations and warranties contained in Section 3.3(a)) that does not contain an express materiality or material adverse effect qualification must be true and correct in all material respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all material respects as of that specified date). Each of the representations and warranties contained in Article III (other than the Seller Fundamental Representations and the representations and warranties contained in Section 3.3(a)) that contains an express materiality or material adverse effect qualification must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date). Each of the Seller Fundamental Representations and the representations and warranties contained in Section 3.3(a) must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date);

(f)         a Seller Material Adverse Effect must not have occurred since the Execution Date;

(g)        each Seller must have performed and complied in all material respects with all of the covenants, obligations, and agreements that such Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing;

(h)        Sellers must have delivered, or caused to be delivered, the Seller Closing Documents in accordance with Section 2.4(a); and

(i)         Buyer must have obtained all Governmental Authorizations necessary to own, operate, and use the Purchased Assets and conduct the Business.

7.3     Conditions to Obligations of Sellers. The obligations of Sellers to consummate the Transactions are subject to the satisfaction (or, where legally permissible, waiver by Sellers in writing), at or prior to the Closing, of each of the following conditions:

(a)       each of the representations and warranties contained in Article IV (other than the Buyer Fundamental Representations) that does not contain an express materiality or material adverse effect qualification must be true and correct in all material respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all material respects as of that specified date). Each of the representations and warranties contained in Article IV (other than the Buyer Fundamental Representations) that contains an express materiality or material adverse effect qualification must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date). Each of the Buyer Fundamental Representations must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date);

(b)       Buyer must have performed and complied in all material respects with all of the covenants, obligations, and agreements that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing; and

(c)        Buyer must have delivered, or caused to be delivered, the Buyer Closing Documents in accordance with Section 2.4(b).

ARTICLE VIII
BANKRUPTCY COURT MATTERS

8.1       Competing Bids

Buyer acknowledges and is aware that its efforts to close the Transactions as contemplated by this Agreement, including the Purchase Price, are subject to any higher or otherwise best bids (“Competing Bids”) as part of a sale process to be conducted in the Bankruptcy Cases, and that any sale based on this Agreement, or the proposed process for a sale, are subject to objections by creditors and other parties in interest, as set forth in the Bid Procedures described in Section 8.2.

8.2        Sale Motion and Bid Procedures.

Sellers shall take the following actions, or shall cause them to occur:

(a)       As soon as practicable after the mutual execution of this Agreement and commencement of the Bankruptcy Cases, but in no event later than three Business Days after commencement of the Bankruptcy Cases, Sellers will file a motion (the “Sale Motion”) with the Bankruptcy Court for entry of an order, in form and substance reasonably acceptable to Buyer (the “Bid Procedures Order”), approving the Transactions, this Agreement, and the procedures for selling the Purchased Assets and bidding at the Auction (as hereinafter defined) in the form attached as Exhibit E, incorporated by reference herein (the “Bid Procedures”), including the Break-Up Fee, Expense Reimbursement, and Initial Overbid (collectively, the “Bid Protections”) in favor of the Stalking Horse. Buyer agrees that it will take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Bid Procedures Order; provided, that Buyer shall have no obligation to modify or waive any Bid Protections in order to obtain entry of the Bid Procedures Order.

(b)       The Bid Procedures Order shall, inter alia, approve the execution, delivery, and performance of this Agreement by Sellers (including payment of the Expense Reimbursement and Break-Up Fee pursuant to Section 8.4), other than the performance of those obligations to be performed at or after the Closing.

(c)      In accordance with the Bid Procedures Order and the Bid Procedures approved pursuant thereto, in the event a Qualified Bid other than the Stalking Horse Bid (as defined in the Bid Procedures), is timely received prior to the Bid Deadline, Sellers shall use their best efforts to conduct an auction (the “Auction”) with competitive bidding on or before August 20, 2024, and shall use their best efforts to obtain entry by the Bankruptcy Court of the Sale Order as soon as reasonably possible.

(d)        If Buyer is the Successful Bidder (as defined in the Bid Procedures) at the Auction, then Sellers shall use their best efforts to cause the Closing to occur on or before September 13, 2024 (except as set forth in Section 8.2(e) below) (the “Outside Date”), or such other later date as is mutually agreed by Buyer and Sellers in a writing dated prior to the Outside Date. If, through no fault of Buyer, the Closing does not occur on or before the Outside Date, as it may be extended by mutual Agreement, Buyer shall have no obligation to Close the Transactions and will be entitled to an immediate return of its Good Faith Deposit. Additionally, if a closing occurs with a Back-Up Bidder, Buyer shall receive at Closing payment of its Breakup Fee and Expense Reimbursement.

(e)        If Buyer is not the Successful Bidder (as defined in the Bid Procedures) at the Auction, but is the next highest bidder at the Auction, Buyer shall serve as the back-up bidder (the “Back-Up Bidder”). If Buyer is the Back-Up Bidder, Buyer’s bid to consummate the Transactions on the terms and conditions set forth in this Agreement shall remain open and irrevocable until the earliest to occur of (i) the Outside Date, (ii) consummation of a sale transaction with the Successful Bidder, and (iii) Sellers’ release of Buyer from the requirement to serve as a Back-Up Bidder. If a transaction with the Successful Bidder fails to close as a result of a breach or failure to perform on the part of such Successful Bidder, Buyer, as the Back-up Bidder, will be deemed to have the new prevailing bid, and Sellers may consummate the Transactions with Buyer on the terms and conditions set forth in this Agreement. Notwithstanding anything to the contrary herein, in the event the Buyer is designated as the Back-Up Bidder, the “Outside Date” shall mean for all purposes in this Agreement the latest date by which the Buyer’s back-up bid pursuant to this Agreement is required to close as provided in the Bid Procedures.

(f)       Notwithstanding the foregoing, nothing contained in this Article VIII shall obligate Sellers to undertake any action that would constitute a violation of any fiduciary duties as debtor in possession or otherwise cause Sellers to be unable to satisfy their respective obligations under the Bankruptcy Code, applicable bankruptcy rules and procedures or other applicable Legal Requirements.

8.3       Bid Procedures and Bid Protections Are Material Consideration to Buyer. Each and every provision of the Bid Procedures and Bid Protections (as described in the Bid Procedures), including Buyer’s right to a Break-Up Fee and Expense Reimbursement (as set forth in Section 8.4 below), constitute material consideration for Buyer under this Agreement. The Parties acknowledge that Buyer would not have entered into this Agreement without each and every provision within the Bid Procedures, including the Bid Protections described therein. In the event the Court does not approve, or materially modifies, the Bid Procedures, or a Closing does not occur on or before the Outside Date, Buyer may terminate this Agreement pursuant to Section 9.1(b) or 9.1(d) hereof.

8.4      Break-Up Fee / Expense Reimbursement. In consideration for Buyer’s expenditure of time, energy and resources in performing due diligence and formulating its offer for the Purchased Assets, and the benefit to the estates created by Buyer’s willingness to submit an offer that will enable Sellers’ competitive sale process, in the event Buyer is not the Successful Bidder, and does not, and is not required to, close the Transactions as a Back-Up Bidder, Buyer shall, subject to approval of the Bankruptcy Court in the Bid Procedures Order, be entitled to (a) a compensatory payment in an amount equal to $840,981.15 (the “Break-Up Fee”), and (a) reimbursement of its costs and expenses, including attorneys’ fees, incurred in pursuing a purchase of the Purchased Assets and serving as the Stalking Horse Bidder, in an amount not to exceed $420,490.58 (the “Expense Reimbursement”). In the event Sellers become obligated to pay the Break-Up Fee and Expense Reimbursement, such amounts shall be payable from the proceeds of a closing with the third-party Successful Bidder; provided, however, that if the Break-Up Fee and Expense Reimbursement are not fully paid from such closing for any reason, such unpaid amounts shall be allowed and paid as administrative expenses in the Bankruptcy Cases pursuant to Sections 503(b)(3) and 507(a)(2) of the Bankruptcy Code. Sellers acknowledge that the agreements contained in this Section 8.4 are an integral part of the Transactions, that without these agreements Buyer would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.4 do not constitute a penalty.

8.5       Bankruptcy Filings; Proceedings.

(a)       Without limiting Sellers’ obligations under Section 8.2, (i) Sellers shall undertake best efforts to obtain approval of the Bid Procedures and entry of the Sale Order and any other Orders reasonably necessary to consummate the Transactions, and (ii) Sellers shall timely take all actions required by the Bankruptcy Code and Federal Rules of Bankruptcy Procedure, including the extension of any time period under Section 365 of the Bankruptcy Code, necessary to permit Sellers to consummate the Transactions by the Closing Date. Sellers may seek to modify the Bid Procedures Order or the Sale Order pursuant to discussions with the United States Trustee assigned to the Bankruptcy Cases, or any creditor or committee representing a group of creditors in the Bankruptcy Cases, or any other party in interest; however, any such modifications to the Bid Procedures Order or the Sale Order must also be acceptable to Buyer in its reasonable discretion. In the event the entry of the Bid Procedures Order or Sale Order or any other Orders reasonably necessary to consummate the Transactions are appealed, Sellers shall use commercially reasonable efforts to defend such appeal.

(b)        As evidence of its “good faith” under Section 363(m) of the Bankruptcy Code, Buyer shall cooperate with Sellers and take such actions as are reasonably requested by Sellers in connection with the Transactions, including (i) assisting in obtaining entry of the Bid Procedures Order, the Sale Order and any other Orders reasonably necessary to consummate the Transactions, (ii) appearing formally or informally in the Bankruptcy Court if reasonably requested by Sellers or required by the Bankruptcy Court in connection with the Transactions, (iii) providing adequate assurances of future performance by Buyer under any Assigned Contracts, as required, and (iv) reasonably demonstrating Buyer’s ability to satisfy its obligations under this Agreement and in connection with the Transactions.

(c)        Sellers shall (i) deliver or cause to be delivered to Buyer for review and comment, as soon as commercially reasonable and in any event not less than one (1) Business Day prior to the filing thereof, all documents to be filed on behalf of Sellers with the Bankruptcy Court, including all motions, applications, petitions, schedules and supporting papers prepared by Sellers (including forms of orders and notices to interested parties) that relate to, or that may affect, the Purchased Assets or the Transactions and (ii) consult with Buyer regarding, and use reasonable best efforts to incorporate, Buyer’s reasonable comments to such motions, applications, petitions, schedules and supporting papers prior to the filing thereof.

(d)       Sellers shall comply with all notice requirements (i) of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedures or (ii) imposed by the Sale Order, in each case, in connection with any pleading, notice or motion to be filed in connection herewith, and shall comply with all Orders of the Bankruptcy Court related to the sale of the Purchased Assets. Sellers and Buyer will use commercially reasonable efforts to obtain or transfer to Buyer, as applicable, any third-party consents, authorizations, permits or licenses related to the Purchased Assets as are necessary and appropriate to consummate the Transactions.

(e)          Buyer reserves the right to approve the form of any Sale Order submitted to the Bankruptcy Court in Buyer’s reasonable discretion; however, at a minimum, the Sale Order shall, among other things, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code:

(i)	approve Sellers’ execution, delivery and performance of this Agreement and all related Transactions;

(ii)

approve the sale and transfer of the Purchased Assets to Buyer and find that the transfer of the Purchased Assets is legal, valid and enforceable and vests Buyer with valid title to the Purchased Assets, free and clear of all Liabilities (except Assumed Liabilities) and Encumbrances (except for Permitted Post-Closing Encumbrances);

(iii)

authorize Buyer to record or file, if desired in its discretion to evidence its valid, clear title to the Purchased Assets, terminations or cancellations of any recorded Encumbrances (except for Permitted Post-Closing Encumbrances) against the Purchased Assets not duly recorded or filed by the Sellers or the record holders of such Encumbrances, including UCC-3 termination statements, and to require secured parties or lienholders, where required by applicable non-bankruptcy Legal Requirements or requested by Buyer, to execute documents of release, cancellation or satisfaction prepared by Buyer, to be filed by Buyer to clear any Encumbrances of record (other than Permitted Post-Closing Encumbrances) from the Purchased Assets;

(iv)

find that, subject to payment by Buyer of any Cure Costs, Sellers are empowered to assume and assign to Buyer the Assigned Contracts, and that Buyer is the valid and lawful assignee and transferee of the Assigned Contracts and has all rights and interests in the Assigned Contracts and the ability to enforce such rights and interests;

(v)	find that Buyer has demonstrated and established adequate assurance (as that term is used in Section 365 of the Bankruptcy Code) of future performance with respect to the Assigned Contracts;

(vi)

find that the Purchase Price and other consideration provided by Buyer, including the payment of Cure Costs and the Assumed Liabilities, constitutes reasonably equivalent value of, and fair consideration for, the Purchased Assets;

(vii)	find that Buyer is a good faith Buyer of the Purchased Assets and entitled to the protections of Section 363(m) of the Bankruptcy Code;

(viii)

find that Sellers gave good and sufficient notice of the sale and the assumption and assignment of the Assigned Contracts to all Persons affected thereby, with full disclosure of associated Cure Costs;

(ix)

find that Buyer has not assumed, and has no responsibility or liability whatsoever for, any of Sellers’ Liabilities other than any Assumed Liabilities, whether known or unknown as of the Closing, whether fixed or contingent, or whether existing at the time of or arising after the Closing, including successor or vicarious Liabilities of any kind or character, arising under, without limitation, any theories of antitrust, environmental, alter ego, successor or transferee liability, Legal Requirements related to employment or labor matters, or alleged de facto merger or mere or substantial continuation of Sellers. For the avoidance of doubt, Buyer shall have no successor liability under any collective bargaining agreement, Contract with any union or under any pension plan or other employee plan, including any Benefit Plan, under which a Seller or any Affiliate thereof is or was an obligor or a party;

(x)	find that Buyer and Sellers did not engage in any conduct that would allow this Agreement or the Transactions to be set aside pursuant to Section 363(n) of the Bankruptcy Code;

(xi)	provide for the immediate effect of the sale after the Closing;

(xii)

waive the 14-day appeal periods staying the sale contemplated by this Agreement and the assumption and assignment of the Assigned Contracts pursuant to Fed. R. Bankr. P. 6004(h) and 6006(d), respectively;

(xiii)

in the event an appeal is taken from the Sale Order, or a stay pending such appeal is requested, Sellers shall immediately notify Buyer thereof and shall provide Buyer with a copy of the related notice of appeal or request for stay. Sellers shall use their commercially reasonable efforts to defend such appeal or stay request at their own cost and expense and obtain an expedited resolution thereof; and

(xiv)	specifically reserve the Bankruptcy Court’s jurisdiction to enforce the Sale Order and this Agreement, as incorporated therein.

ARTICLE IX
TERMINATION

9.1        Termination Events. Subject to Section 9.2, the Parties, by written notice given prior to the Closing, are entitled to terminate this Agreement during the Executory Period as follows:

(a)        by mutual written agreement of Buyer, on the one hand, and Sellers, on the other hand;

(b)      by Buyer by written notice to Sellers if (i) the Bankruptcy Cases are dismissed or converted to a case or cases under Chapter 7 of the Bankruptcy Code, or if a trustee or examiner with expanded powers to operate or manage the financial affairs or reorganization of Sellers is appointed in the Bankruptcy Case prior to entry of the Sale Order, (ii) any of the representations or warranties contained in Article III is inaccurate or any Seller has breached any of such Seller’s representations, warranties, covenants, obligations, or agreements set forth in this Agreement, in each case, such that the conditions set forth in Section 7.2 could not be satisfied by the Outside Date and such inaccuracy or breach has not been waived in writing by Buyer or such breach has not been cured by Sellers within ten days after Sellers’s receipt of written notice thereof from Buyer, or (iii) any Order has been issued by a court or other competent Governmental Entity restraining, enjoining, or otherwise prohibiting the Transactions and each such Order has become final and non-appealable; except that the right to terminate this Agreement under this Section 9.1(b) will not be available to Buyer if Buyer is then in material breach of this Agreement and such material breach primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 9.1(b);

(c)        by Sellers by written notice to Buyer if any of the representations or warranties contained in Article IV is inaccurate or Buyer has breached any of Buyer’s representations, warranties, covenants, obligations, or agreements set forth in this Agreement, in each case, such that the conditions set forth in Section 7.3 could not be satisfied by the Outside Date and such inaccuracy or breach has not been waived in writing by Sellers or such breach has not been cured by Buyer within ten days after Buyer’s receipt of written notice thereof from Sellers; provided, however, that Sellers’ right to terminate this Agreement under this Section 9.1(c) will not be available to Sellers if any Seller is then in material breach of this Agreement and such material breach primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 9.1(c);

(d)        by Buyer if the Closing has not occurred on or before the Outside Date or such later date as Buyer, on the one hand, and Sellers, on the other hand mutually agree upon in writing, except that the right to terminate this Agreement under this Section 9.1(d) will not be available to Buyer if Buyer is then in material breach of this Agreement and such material breach primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 9.1(d); or

(e)        by Sellers if (i) the Bankruptcy Cases are dismissed or converted to a case or cases under Chapter 7 of the Bankruptcy Code, or if a trustee or examiner with expanded powers to operate or manage the financial affairs or reorganization of Sellers is appointed in the Bankruptcy Case prior to entry of the Sale Order, (ii) any Order has been issued by a court or other competent Governmental Entity restraining, enjoining, or otherwise prohibiting the Transactions and each such Order has become final and non-appealable or (iii) the Closing has not occurred on or before the Outside Date or such later date as Buyer, on the one hand, and Sellers, on the other hand, mutually agree upon in writing, except that the right to terminate this Agreement under this Section 9.1(e) will not be available to Sellers if Sellers are then in material breach of this Agreement and such material breach primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 9.1(e).

9.2       Effect of Termination.

(a)        If this Agreement is terminated pursuant to Section 9.1, this Agreement will forthwith become void and have no effect, without any Liability on the part of any Party, such Party’s Affiliates, or any of the respective Representatives of any of the foregoing, except (i) with respect to any Liability of a Party for fraud, and (ii) that the first sentence of Section 6.6, this Section 9.2, Section 9.3 and Article X will survive such termination.

(b)       Notwithstanding Section 9.2(a), if Sellers terminate this Agreement under Section 9.1(c) after the Good Faith Deposit is delivered to the Escrow Agent, then Buyer and Seller shall, within two (2) Business Days after the date of such termination, deliver Escrow Instructions to the Escrow Agent directing the Escrow Agent to deliver the Good Faith Deposit to Sellers by wire transfer of immediately available funds to the Purchase Price Bank Account. The Parties acknowledge and agree that in the event of a termination of this Agreement by Seller pursuant to Section 9.1(c), payment of the Good Faith Deposit is not a penalty but is liquidated damages in a reasonable amount that will compensate the Sellers in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities forgone while negotiating the Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(c)       Notwithstanding Section 9.2(a), if this Agreement is terminated for any reason other than by Seller under Section 9.1(c) after the Good Faith Deposit is delivered to the Escrow Agent, then Buyer and Seller shall, within two (2) Business Days after the date of such termination, deliver Escrow Instructions to the Escrow Agent directing the Escrow Agent to deliver the Good Faith Deposit to Buyer by wire transfer of immediately available funds to an account designated by Buyer in writing. Notwithstanding Section 9.2(a), if this Agreement is terminated by Buyer pursuant to Sections 9.1(b) or (d), or by Sellers pursuant to Section 9.1(e), Buyer shall also have an allowed administrative expense priority claim in the Bankruptcy Cases in an amount equal to the Expense Reimbursement in recognition of Buyer’s good faith entry into the sale process and advancement of the sale process on Sellers’ behalf.

9.3     Remedies. Subject to Section 9.2(a) with respect to any willful or intentional breach of this Agreement or fraud and subject to the last sentence of Section 9.2(c), with the exception of specific performance to require a Party to close the Transactions (and not damages) and the right of Buyer to a Break-Up Fee and Expense Reimbursement, termination of this Agreement pursuant to this ARTICLE IX, and the resulting disposition of the Good Faith Deposit in accordance with Section 9.2, shall be the exclusive remedy of the Parties for a breach or default by the other Party.

ARTICLE X
GENERAL PROVISIONS

10.1    Expenses. Except as otherwise expressly provided in this Agreement or paid to Buyer as part of an Expense Reimbursement, each Party shall bear such Party’s respective expenses incurred in connection with the preparation and execution of the Transaction Documents, and consummation and performance of the Transactions, including all fees and expenses of such Party’s Representatives.

10.2    Successors and Assigns; No Third Party Beneficiaries. Subject to the terms of this Section 10.2, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. No Seller is permitted to assign any of such Seller’s rights or delegate any of such Seller’s obligations under this Agreement without the prior written consent of Buyer. Buyer is not permitted to assign any of Buyer’s rights or delegate any of Buyer’s obligations under this Agreement without the prior written consent of Sellers, except that Buyer is permitted to assign any of Buyer’s rights and delegate any of Buyer’s obligations under this Agreement, without the prior written consent of Sellers, (a) to any Affiliate of Buyer, (b) in connection with the sale of all or substantially all of the ownership interests or Assets of, or any business combination transaction or merger involving, Buyer or any of Buyer’s Affiliates, and (c) as collateral to any financial institution providing financing to Buyer or any of Buyer’s Affiliates. No assignment or delegation will relieve any of the Parties of any of such Party’s obligations under this Agreement. Any purported assignment or delegation in violation or breach of this Section 10.2 will be void ab initio. Nothing in this Agreement will be construed to give any Person other than the Parties any legal or equitable right under or with respect to this Agreement or any provision of this Agreement, except such rights as will inure to a successor or permitted assignee pursuant to this Section 10.2 and except as contemplated by Section 6.5.

10.3    Notices. All notices, Consents, and other communications between or among the Parties under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by electronic mail during regular business hours, or if not during regular business hours, the next Business Day; provided that no “error” message or other similar electronic notification of non-delivery is promptly received by the Party sending such electronic mail, (c) received or refused by the addressee, if sent by certified mail, return receipt requested, or (d) received or refused by the addressee, if sent by a nationally recognized overnight delivery service, return receipt requested, in each case to the appropriate addresses set forth below (or to such other addresses as a Party designates by notice to the other Parties in accordance with this Section 10.3):

If to Buyer:

Forager Capital Management, LLC

[***]

Attention: Johnathan N. Wilhelm

Electronic Mail: [***]

with a copy to (which does not constitute notice to Buyer):

Maynard Nexsen PC

1901 Sixth Avenue North

Suite 1700

Birmingham, Alabama 35203

Attention: Bradley H. Wood

Jayna Lamar

Electronic Mail: [***]

  [***]

And

Maynard Nexsen PC

551 Fifth Avenue

Suite 1600

New York, NY 10176

Attention: Jordan E. Lacy

Electronic Mail: [***]

If to Sellers or any particular Seller:

Delta Apparel, Inc.

c/o Focus Management Group, Chief Restructuring Officer

1991 Crocker Road, Suite 600

Cleveland, OH 44145

Attention: Michael Grau

Electronic Mail: [***]

with a copy to (which does not constitute notice to any Seller):

Polsinelli PC

150 N. Riverside Plaza

Suite 3000

Chicago, IL 60606

Attention: Jeremy Johnson

Electronic Mail: [***]

10.4   Entire Agreement; Modification. This Agreement and the other Transaction Documents constitute the final, complete, entire, and exclusive agreement among the Parties and supersede all prior agreements and understandings (including the Letter of Intent, but excluding, subject to Section 6.5(c), the Confidentiality Agreement), whether written or oral, among the Parties with respect to the subject matter hereof. Any amendment of this Agreement must be pursuant to a written agreement signed by the Parties. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend, or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

10.5    Waiver. No waiver of any provisions of this Agreement by any Party will be effective unless explicitly set out in writing by such Party granting such waiver. Neither the failure nor any delay by any of the Parties in exercising any right under this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provisions of this Agreement, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver of any condition based on the accuracy of any representation or warranty, or based on the performance of or compliance with any covenant or obligation, will affect the right to indemnification, reimbursement, or other remedy based on such representation, warranty, covenant, obligation, or agreement.

10.6    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will be, as to that jurisdiction, ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or provision of this Agreement is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in a mutually acceptable manner so that the Transactions be consummated as originally contemplated to the greatest extent possible.

10.7     Governing Law; Venue; Waiver of Jury Trial.

(a)      This Agreement, as well as all matters in dispute among the Parties, whether arising from or relating to this Agreement or arising from or relating to alleged extra-contractual facts prior to, during, or subsequent to this Agreement, including fraud, misrepresentation, negligence, or any other alleged tort or violation of this Agreement, regardless of the legal theory upon which such matter is asserted, will be governed by, construed under, and enforced in accordance with the Legal Requirements of the State of Delaware (explicitly including the Delaware statute of limitations) without regard to any choice of laws or conflicts of laws provisions, rules, or principles that would require the application of any other Legal Requirements.

(b)       Except as set forth in Section 2.2(c) or Section 2.5, any dispute, controversy, or question of interpretation arising under, out of, in connection with or in relation to this Agreement or any amendments hereof, or any breach or default hereunder, shall be litigated exclusively in the Court of Chancery of the State of Delaware and the appellate courts having jurisdiction of appeals in such court or, if none of the foregoing courts has subject matter jurisdiction, then the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such court or, if none of the foregoing courts has subject matter jurisdiction, then the Superior Court of the State of Delaware and the appellate courts having jurisdiction of appeals in such court. Each of the Parties hereby irrevocably consents and submits to the exclusive jurisdiction and venue of any such court and each of the Parties hereby irrevocably waives all objections and defenses that such Party may have based on improper venue or forum non conveniens to the maintenance of any such action in any such court.

(c)       THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR THE TRANSACTIONS, WHETHER NOW OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. ANY PARTY IS PERMITTED TO FILE A COPY OF THIS SECTION 10.7(c) WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED FOR AGREEMENT AMONG THE PARTIES TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY PROCEEDING WHATSOEVER AMONG THE PARTIES RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR THE TRANSACTIONS IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

10.8    Enforcement of Agreement; Remedies. The Parties agree that each Party would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms and that any breach of this Agreement by any Party could not be adequately compensated by monetary damages. Accordingly, each Party agrees that, in addition to any other right or remedy to which a Party is entitled, at law or in equity, each Party is entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of the provisions of this Agreement. The rights and remedies of the Parties are cumulative and not alternative.

10.9    No Personal Liability. No individual officer, director, employee, manager, agent, or representative shall have personal liability for any of the obligations hereunder or claims of any kind in connection herewith.

10.10    Counterparts; Execution of Agreement. The Parties are permitted to execute this Agreement in two or more counterparts, each of such counterparts is deemed to be an original copy of this Agreement and all of which, when taken together, are deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile, electronic mail, or other means of electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com and www.simplyagree.com) constitutes effective execution and delivery of this Agreement as to the Parties. Signatures of the Parties transmitted by facsimile, electronic mail, or other means of electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com and www.simplyagree.com) are deemed to be their original signatures for all purposes.

10.11    Rules of Construction.

(a)       Except as otherwise explicitly specified in this Agreement to the contrary, (i) references to an Article, Section, Schedule, Annex, or Exhibit mean an Article or Section of, or Schedule, Annex, or Exhibit to, this Agreement, unless another agreement is specified, (ii) the word “including” will be construed as “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it, (iii) the words “to the extent” mean the degree to which and not simply “if,” (iv) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole, (v) words in the singular or plural form include the plural and singular form, respectively, (vi) pronouns are deemed to refer to the masculine, feminine, or neuter, as the identity of the Person or Persons requires, (vii) the words “asset” and “property” will be construed to have the same meaning and effect and to refer to all tangible and intangible assets and properties, including cash, securities, accounts, contract rights, and real and personal property, (viii) references to a particular Person include such Person’s successors and permitted assigns, (ix) references to a particular statute, rule, or regulation include all rules and regulations thereunder and any predecessor or successor statutes, rules, or regulations, in each case as amended or otherwise modified from time to time, (x) references to a particular Contract, document, instrument, or certificate mean such Contract, document, instrument, or certificate as amended, supplemented, or otherwise modified from time to time if permitted by the provisions thereof, (xi) references to “Dollars” or “$” are references to United States Dollars, (xii) an accounting term not otherwise defined in this Agreement has the meaning ascribed to such term in accordance with GAAP, (xiii) references to “written” or “in writing” include electronic form, and (xiv) any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) will be interpreted as a reference to a calendar day or number of calendar days.

(b)       The headings of Articles, Sections, Schedules, Annexes, and Exhibits are provided for convenience only and will not affect the construction or interpretation of this Agreement. The Annexes and the Schedules are incorporated into this Agreement to the same extent as though fully set forth in this Agreement.

(c)       The Parties respective representations, warranties, covenants, and obligations under this Agreement will terminate at Closing, except solely for those covenants and obligations (such as further assurances) that by their terms are to be performed after the Closing, in which case, such covenants and obligations will survive the Closing in accordance with their respective terms.

(d)        If any Annexes, Exhibits, or Schedules that are contemplated hereby but are not attached hereto or are not complete, in each case, as of the date of this Agreement, the Parties shall attach or complete, respectively, such Annexes, Exhibits, and Schedules in form and substance reasonably acceptable to the Parties as soon as reasonably practicable but in any event prior to the Closing. From time to time prior to the Closing, Sellers shall have the obligation to promptly supplement or amend the Schedules in a manner reasonably acceptable to Buyer with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”).  Each Schedule Supplement that Buyer has consented to in writing prior to the Closing will be deemed to modify the representations and warranties herein for all purposes hereunder.

(e)        Each Schedule qualifies only the particular provision of this Agreement that makes explicit reference to such Schedule and no disclosure on any one Schedule will be deemed to be disclosed on any other Schedule, except to the extent that it is reasonably apparent on the face of a particular Schedule that information disclosed in such Schedule is applicable to another Schedule, in which case such other Schedule will be deemed to incorporate by reference such information disclosed on the first referenced Schedule.

(f)        Whenever this Agreement indicates that any Seller has “made available” (or any other word or phrase of similar meaning) any information or document to Buyer, such statement is deemed to be a statement that such Seller has posted, or caused to be posted, such information or document to the Virtual Data Room (i) prior to the second (2nd) Business Day immediately prior to the Execution Date or (ii) during the two (2) Business Day period immediately prior to the Execution Date (but in any event, prior to the Execution Date) in response to Buyer identifying or requesting such information or document during such period, and, in each case with respect to clauses (i) and (ii), such information or document was not subsequently removed from the Virtual Data Room prior to the Closing.

(g)      If any period for giving notice or taking action under this Agreement expires on a day that is not a Business Day, the time period will be automatically extended to the Business Day immediately following such day. When calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. Prior drafts of this Agreement or the fact that any provisions have been added, deleted, or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the Parties.

(h)     The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

[Signature Page Follows]

As of the Execution Date, each of the Parties, intending to be legally bound, has caused an authorized Representative of such Party to duly execute and deliver this Agreement on behalf of such Party.

BUYER:

FCM Saltwater Holdings, Inc.

By:	/s/ Johnny Wilhelm
Name:	Jonathan Wilhelm
Title:	President

SELLERS:

Delta Apparel, Inc.

By:	/s/ J. Tim Pruban
Name:	J. Tim Pruban
Title:	Chief Restructuring Officer

Salt Life, LLC

By:	/s/ J. Tim Pruban
Name:	J. Tim Pruban
Title:	Chief Restructuring Officer

Annex A

Defined Terms

The following definitions will apply in connection with the interpretation of this Agreement:

“Accepted Cure Costs” means the Cure Costs claimed by a counterparty to an Assigned Contract that are not Disputed Cure Costs.

“Accounting Principles” is defined in Section 2.5(f).

“Accounts Payable” is defined in Section 3.3(b).

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote 51% or more of the securities of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by Contract or otherwise, or (c) being a director, manager, officer, executor, trustee, or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Allocation Methodology” is defined in Section 2.2(c).

“Allocation Schedule” is defined in Section 2.2(c).

“Anti-Bribery Laws” means the Foreign Corrupt Practices Act of 1977 and all other similar Legal Requirements.

“A/R” is defined in Section 3.3(b).

“Asset” means any asset or property of any kind, nature, character, or description whatsoever (whether known or unknown, whether real or personal or mixed, and whether tangible or intangible) and wherever situated, including the goodwill related thereto.

“Assigned Contracts” is defined in Section 2.1(c).

“Assumed Liabilities” is defined in Section 2.1(c).

“Auction” is defined in Section 8.2(c).

“Back-Up Bidder” is defined in Section 8.2(e).

“Bankruptcy Cases” is defined in the recitals to this Agreement.

“Bankruptcy Code” is defined in the recitals to this Agreement.

“Bankruptcy Court” is defined in the recitals to this Agreement.

“Base Cash Price” means a dollar amount equal to $28,032,705.

Annex A-1

“Benefit Plans” means any deferred compensation, retention, change of control, bonus, incentive compensation, pension, retirement, supplemental retirement, excess benefit, equity purchase, equity option and other equity or equity-based arrangement, phantom equity, equity appreciation right, employment, consulting, severance, health, vacation, time off, supplemental unemployment benefit, hospitalization insurance, medical, dental, vision, prescription drug, disability, life, welfare, legal services, fringe benefit, retiree welfare and any other compensation or employee benefit plan, program, agreement, contract, arrangement or policy, including any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA), (i) sponsored, maintained, contributed to, or required to be contributed to, or entered into by any Seller or ERISA Affiliate for the benefit of, or relating to, any current or former director, manager, officer, employee, or independent contractor of any Seller or ERISA Affiliate (or any of their respective beneficiaries), or (ii) under which any Seller or ERISA Affiliate has or could have any present or future Liability.

“Bid Deadline” has the meaning set forth in the Bid Procedures.

“Bidder Confidentiality Agreement” is defined in Section 6.5(b).

“Bid Procedures” is defined in Section 8.2(a).

“Bid Procedures Order” is defined in Section 8.2(a).

“Bill of Sale” is defined in Section 2.4(a)(i).

“Break-Up Fee” is defined in Section 8.4.

“Business” is defined in the recitals to this Agreement.

“Business Day” means any day except Saturday, Sunday, or any other day on which commercial banks located in Birmingham, Alabama are authorized or required by applicable Legal Requirements to be closed for business.

“Business Employee” means each individual who is employed by any Seller or any of their respective Affiliates and who provides services in connection with the Business as set forth on the Business Employee List (as updated in accordance with this Agreement).

“Business Employee List” is defined in Schedule 3.13(a).

“Buyer” is defined in the introductory paragraph of this Agreement.

“Buyer Closing Documents” is defined in Section 2.4(b).

“Buyer Fundamental Representations” means those representations and warranties set forth in Section 4.1 (Organization and Good Standing), Section 4.2 (Authority; No Conflict), and Section 4.3 (Brokers or Finders).

“Buyer Material Adverse Effect” means any Effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the ability of Buyer to consummate the Transactions on a timely basis.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

Annex A-2

“Cash and Cash Equivalents” means all of Sellers’ cash and checks received prior to the Closing, checking account balances, marketable securities, certificates of deposits, time deposits, bankers’ acceptances, commercial paper, security entitlements, securities accounts, commodity Contracts, commodity accounts, government securities and any other cash equivalents, whether in banks or other financial institutions, or otherwise held, and any security, collateral or other deposits, excluding all petty cash located at the Stores, Distribution Center and corporate offices of the Sellers to the extent relating to the Business and all cash or cash equivalents received with respect to any A/R.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

“Closing” is defined in Section 2.3.

“Closing Date” the day on which the Closing takes place.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Company” is defined in the introductory paragraph of this Agreement.

“Company Subsidiaries” is defined in the introductory paragraph of this Agreement.

“Competing Bids” is defined in Section 8.1.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 29, 2024, by and between Delta Apparel and Forager Capital Management, LLC.

“Consent” means any consent, approval, authorization, permission, waiver, clearance, exemption, expiration of any notification requirements, or similar affirmation by any Person pursuant to any Contract, Governmental Authorization, Legal Requirement, or otherwise.

“Constitutive Documents” means, with respect to any Person, the charter, articles or certificate of incorporation, organization, or formation, or such other constitutive documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization, or formation of such Person, that establish the legal existence of such Person.

“Continuing Employees” is defined in Section 6.1(a).

“Contract” means any contract, agreement, instrument, obligation, covenant, commitment, arrangement, undertaking, understanding, lease, license, plan, mortgage, indenture, note, loan, bond, debenture, guarantee, insurance policy, concession, franchise, purchase or sales order, bid, or other contractual obligation, whether written or oral and whether express or implied, together with all amendments, supplements, and other modifications thereto.

“Contract Assumption and Assignment Agreement” is defined in Section 2.4(a)(i).

“Contract Consents” is defined in Section 2.1(c).

“Copyrights” means copyrightable works (including advertising and promotional materials, Software, compilations of data, and website content), and any copyrights therefor (whether registered or unregistered), and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof, and applications for registration therefor.

Annex A-3

“COVID-19” means the diseases caused by the SARS-CoV-2 virus or COVID-19 virus, or any evolutions, mutations, or variants thereof or related and/or associated epidemics, pandemics, or disease outbreaks.

“COVID-19 Law” means the CARES Act, CARES Act implementing regulations, CARES Act interpretive guidance provided by the U.S. Small Business Administration, the Families First Coronavirus Response Act of 2020, and all applicable “stay at home”, “shelter in place”, quarantine, and other similar Orders or directives.

“Cure Costs” means all cash amounts that, pursuant to section 365 of the Bankruptcy Code or as otherwise provided in the Sale Order, are required to be paid to Assigned Contract counterparties to cure any monetary defaults on the part of Sellers under the Assigned Contracts.

“Disputed Cure Costs” means those Cure Costs claimed by a counterparty to a Seller Contract designated on Annex D that Buyer disputes, in good faith, are owed to such counterparty of such Seller Contract.

“Disputed Matters” means, as applicable, the specific matters in dispute with respect to (a) the Allocation Schedule prepared by Buyer in accordance with Section 2.2(c) or any component thereof or (b) the Revised Closing Statement or any component thereof, and, in each case, that are set forth in an Objection Notice.

“Distribution Center” is defined in Section 3.5(a).

“Distribution Center Lease Agreement” is defined in Section 2.4(a)(vi).

“Effect” means any event, occurrence, fact, circumstance, condition, development, change, or effect.

“Effective Time” is defined in Section 2.3

“Encumbrance” means any lien (statutory or otherwise), security interest, Preferential Right, charge, claim, condition, equitable interest, community property interest, pledge, mortgage, deed of trust, lease, license, right of occupancy, easement, encroachment, right of way, servitude, profit, conservation, zoning, deed restriction, conditional and installment sale agreement or other title retention device or arrangement, activity and use limitation, restrictive covenant, restriction of any kind or nature, including restriction on the exercise of any attribute of ownership, including use, voting, transfer, and receipt of income, or any other encumbrance of any nature whatsoever, together with all documents and instruments evidencing or securing such matter.

“Enforceability Exceptions” is defined in Section 3.2(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that is considered a single employer with any Seller under Section 414 of the Code.

“Escrow Agent” means Regions Bank, an Alabama banking corporation.

Annex A-4

“Escrow Agreement” means an Escrow Agreement between Buyer, Sellers, and the Escrow Agent.

“Escrow Instructions” is defined in Section 2.4(a)(v).

“Estimated Closing Cash Consideration” means a dollar amount equal to (a) the Base Cash Price, plus (b) the Estimated Net A/R Surplus, if any, minus (c) the Estimated Net A/R Deficit, if any, plus (d) the Estimated Net Inventory Surplus, if any, minus (e) the Estimated Net Inventory Deficit, if any, minus (f) the Estimated Inventory Fund Shortfall, if any, minus (g) the Good Faith Deposit, minus (h) the Purchase Price Adjustment Escrow Amount.

“Estimated Closing Statement” is defined in Section 2.5(a).

“Estimated Inventory Fund Shortfall” is defined in Section 2.5(a).

“Estimated Net A/R Amount” is defined in Section 2.5(a).

“Estimated Net A/R Deficit” means the amount by which the Net A/R Target exceeds the Estimated Net A/R Amount.

“Estimated Net A/R Surplus” means the amount by which the Estimated Net A/R Amount exceeds the Net A/R Target.

“Estimated Net Inventory Amount” is defined in Section 2.5(a).

“Estimated Net Inventory Deficit” means the amount by which the Net Inventory Target exceeds the Estimated Net Inventory Amount.

“Estimated Net Inventory Surplus” means the amount by which the Estimated Net Inventory Amount exceeds the Net Inventory Target.

“Excluded Assets” is defined in Section 2.1(b).

“Excluded Liabilities” is defined in Section 2.1(e).

“Execution Date” is defined in the introductory paragraph of this Agreement.

“Executory Period” means the period commencing on (and including) the Execution Date and continuing until the Closing (or, if earlier, the termination of this Agreement in accordance with Article IX).

“Expense Reimbursement” is defined in Section 8.4.

“Filing” means any report, registration, document, filing, declaration, statement, application, or submission.

“Final Closing Cash Consideration” means a dollar amount equal to (a) the Base Cash Price, plus (b) the Final Net A/R Surplus, if any, minus (c) the Final Net A/R Deficit, if any, plus (d) the Final Net Inventory Surplus, if any, minus (e) the Final Net Inventory Deficit, if any, minus (f) the Final Inventory Fund Shortfall, if any, minus (g) the Good Faith Deposit, minus (h) the Purchase Price Adjustment Escrow Amount.

“Final Inventory Fund Shortfall” means the Inventory Fund Shortfall as finally determined in accordance with Section 2.5.

Annex A-5

“Final Net A/R Amount” means the Net A/R Amount as finally determined in accordance with Section 2.5.

“Final Net Inventory Amount” means the Net Inventory Amount as finally determined in accordance with Section 2.5.

“Final Net A/R Deficit” means the amount by which the Net A/R Target exceeds the Final Net A/R Amount.

“Final Net A/R Surplus” means the amount by which the Final Net A/R Amount exceeds the Net A/R Target.

“Final Net Inventory Deficit” means the amount by which the Net Inventory Target exceeds the Final Net Inventory Amount.

“Final Net Inventory Surplus” means the amount by which the Final Net Inventory Amount exceeds the Net Inventory Target.

“Financial Statements” means the Fiscal Year Financial Statements, the Interim Financial Statements and the Monthly Financial Statements.

“FLSA” means the Fair Labor Standards Act of 1938.

“Furnishings and Equipment” is defined on Annex B.

“GAAP” means United States generally accepted accounting practices in effect as of the date in question.

“Good Faith Deposit” is defined in Section 2.2(a).

“Governance Documents” means, with respect to any Person, the bylaws, stockholders agreement, operating agreement, limited liability company agreement, limited partnership agreement, partnership agreement, or such other governance documents of such Person.

“Governmental Authority” means any federal, state, local, municipal, foreign, or other court, legislature, executive, or regulatory authority (including any self-regulatory or non-governmental regulatory authority), agency, or commission, or other governmental or quasi-governmental entity, authority, organization, or instrumentality, or any department, agency, subdivision, board, directorate, court, tribunal, or other instrumentality of any of the foregoing, or any arbitrator.

“Governmental Authorization” means any license, permit, franchise, approval, authorization, registration, certification, qualification, membership, variance, immunity, closure, Consent, or other similar right required by any applicable Legal Requirement to be obtained from a Governmental Authority.

“Hired Employee” is defined in Section 6.1(a).

“Inbound License Agreement” is defined in Section 3.6(b).

Annex A-6

“Indebtedness” means the aggregate amount (including the current portion thereof), without duplication, of (a) any Seller’s indebtedness, contingent or otherwise, for money borrowed from other Persons, purchase money indebtedness of any Seller (other than accounts payable by such Seller to any Person that is not a Related Person in the Ordinary Course to the extent such accounts payable are not more than 60 days past due) and reimbursement obligations of any Seller with respect to letters of credit, (b) any Seller’s obligation to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property that is required to be classified and accounted for as a capital lease on a consolidated balance sheet of Sellers as of such date in accordance with GAAP, (c) the deferred purchase price of Assets or services incurred outside the Ordinary Course by any Seller, (d) all obligations of any Seller for any earn-out or contingent payment, bonus, deferred compensation, phantom equity arrangement, or other similar payment or arrangement, (e) all earned or accrued but unpaid salaries, wages, commissions, deferred compensation, bonuses, and incentive compensation, and all earned or accrued but unused vacation, personal pay, sick pay, and other paid time off, and any other compensation or payroll items, as well as all payroll and other employment Taxes payable with respect to each of the foregoing (including payroll and other employment Taxes deferred by any Seller pursuant to Section 2302 of the CARES Act), in each case, with respect to any Business Employee, (f) all obligations of any Seller or any ERISA Affiliate for underfunded employee pension benefit plans and any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA, (f) all off-balance sheet financing of any Seller, including all operating leases of such Seller, (g) all obligations of any Seller under interest rate hedging, swap Contracts, forward rate Contracts, interest rate cap or collar Contracts, or other financial Contracts entered into for the purpose of limiting or managing interest rate risks, (h) all obligations of any Seller under currency swap transactions (valued at the termination value thereof), (i) all indebtedness and obligations of any Seller with respect to bank products, including credit cards, credit card processing services, debit cards, stored value cards, and purchasing cards (including so-called “procurement cards” and “P-Cards”), (j) all indebtedness and obligations of the type described in this definition guaranteed or in effect guaranteed in any manner, directly or indirectly, by any Seller, including through a Contract, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for Assets if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the Ordinary Course, (k) all indebtedness and obligations of the type described in this definition secured by any Encumbrance upon Assets owned by any Seller, even though such Seller has not in any manner become liable for the payment of such indebtedness or performance of such obligation, and (l) all accrued but unpaid interest expense and all penalties, fees, charges, and prepayment premiums that are payable, in each case, with respect to any of the indebtedness or obligations described in this definition, including as a result of the entry into the Transaction Documents and the consummation and performance of the Transactions (including any repayment of Indebtedness at or prior to the Closing).

“Independent Accounting Firm” means Bennett Thrasher, LLP or if Bennett Thrasher, LLP is not able or willing to act as the Independent Accounting Firm for purposes of this Agreement, such other nationally or regionally recognized independent accounting firm mutually acceptable to Buyer, on the one hand, and Sellers, on the other hand.

“Information Systems” means all computer hardware, firmware and Software, data storage systems (including servers), computer and communications networks (other than the internet), and equipment, interfaces, applications, platforms, firewalls, and other apparatus that are owned by or leased to any Seller and used to create, manipulate, store, transmit, exchange, or receive information in any electronic form.

“Intellectual Property Rights” means intellectual property and/or other proprietary rights, including (a) Marks, (b) Net Names, (c) Patents, (d) Copyrights, (e) know-how, trade secrets, technical, marketing, or pricing information, plans, notes, reports, drawings, photographs, works, devices, computer hardware, makes, models, works-in-progress, research and development, formulas, algorithms, processes, data, designs, layouts, customer and supplier lists, financial information, inventions, and creations, (f) Software (whether in general release or under development), and (g) all rights to prosecute and perfect any of the foregoing through administrative prosecution, registration, recordation, or other Proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse, or misappropriation, anywhere in the world.

Annex A-7

“Interim Balance Sheet” means the balance sheet within the Interim Financial Statements.

“Interim Balance Sheet Date” means the date of the Interim Balance Sheet.

“Interim Financial Statements” is defined in Section 3.3(a).

“Inventory” means all inventory, merchandise, finished goods, raw materials, work in progress, packaging, supplies, parts, and other inventories of any Seller produced for, used in, or relating to the Business, wherever located, including any of the foregoing located at the Salt Life Distribution Center or any other Leased Real Property, held by a vendor or supplier for the benefit of a Seller, in transit to the Salt Life Distribution Center or any other Leased Real Property, or in transit to or located on the premises of other Persons for processing, on consignment, or for storage or distribution, in each case, which is related to the Business.

“Inventory Fund Amount” is defined in Section 7.2(a).

“Inventory Fund Shortfall” means an amount equal to (a) the Inventory Fund Amount, minus (b) the amount of the Inventory Fund Amount utilized by the Sellers at or before the Closing in accordance with Section 6.8.

“Inventory Fund Vendors” is defined in Section 6.8.

“IP Assignment Agreement” is defined in Section 2.4(a)(iv).

“IRS” means the United States Internal Revenue Service.

“Knowledge of Sellers” means the actual knowledge of Jeff Stillwell and Nancy P. Bubanich, after reasonable inquiry.

“Lease Assumption and Assignment Agreement” is defined in Section 2.4(a)(iii).

“Leased Real Property” is defined in Section 3.5(a).

“Legal Requirement” means any federal, state, local, municipal, foreign, or other law (including common law), statute, code, ordinance, regulation, rule, regulatory or administrative ruling or guidance, directive, Order, constitution, treaty, or other restriction, requirement, or rule of law of any Governmental Authority.

“Letter of Intent” means that certain Letter of Intent, dated June 14, 2024, between Forager Capital Management, LLC and Delta Apparel.

“Liability” means any liability, obligation, or commitment of any kind, nature, character, or description whatsoever (whether primary or secondary, whether direct or indirect, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether liquidated or unliquidated, whether due or to become due, and whether secured or unsecured).

Annex A-8

“License Agreements” means the Inbound License Agreements and the Outbound License Agreements.

“Loss Proceeds” is defined in Section 5.7.

“Marks” means, registered and unregistered, trademarks, logos, logotypes, corporate names, trade names, trade dress, and service marks, including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof, and applications for registration therefor.

“Material Customers” is defined in Section 3.7(a).

“Material Suppliers” is defined in Section 3.7(b).

“Monthly Financial Statements” is defined in Section 5.5.

“Net A/R Amount” means the A/R of the Business after deducting an allowance for doubtful accounts, calculated as of the Effective Time in accordance with the Accounting Principles and to the extent not set forth in the Accounting Principles, in accordance with GAAP.

“Net A/R Target” means a dollar amount equal to $8,408,000.

“Net Inventory Amount” means the Inventory of the Business, calculated as of the Effective Time in accordance the Accounting Principles and to the extent not set forth in the Accounting Principles, in accordance with GAAP.

“Net Inventory Target” means a dollar amount equal to $29,606,000.

“Net Names” means internet web sites and internet domain names, including all related internet protocol addresses, and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof, and applications for registration therefor.

“Non-Disclosure Persons” is defined in Section 6.5(a).

“Notified Party” is defined in Section 5.3.

“Notifying Party” is defined in Section 5.3.

“Objection Deadline” means 5:00 p.m. (Eastern Time) on the last day of the applicable Objection Period.

“Objection Notice” means, as applicable, a written notice of any good faith objection to (a) the Allocation Schedule prepared by Buyer in accordance with Section 2.2(c) or any component thereof or (b) the Revised Closing Statement or any component thereof, in each such case, specifying in reasonable detail the nature and basis of such objection, as well as the specific Disputed Matters and the amount of any proposed adjustments.

“Objection Period” means, as applicable, (a) the 30-day period immediately following the delivery of the Allocation Schedule by Buyer to Sellers or (b) the 30-day period immediately following the delivery of the Revised Closing Statement by Buyer to Sellers.

Annex A-9

“Order” means any order, award, decision, injunction, judgment, ruling, decree, assessment, charge, writ, subpoena, or verdict entered, issued, made, or rendered by any Governmental Authority or mediator.

“Ordinary Course” means the ordinary course of business of Sellers consistent with past customs and practices (including with respect to quantity and frequency) of Sellers in effect prior to filing of the Bankruptcy Cases, but in no event including any (a) breach of Contract or warranty, (b) infringement, (c) professional error or omission, (d) act or event creating a severance obligation, wrongful discharge claim, or similar Liability, (e) tort, or (f) violation of Legal Requirement.

“Outbound License Agreement” is defined in Section 3.6(b).

“Outside Date” is defined in Section 9.1(d).

“Pandemic” means the pandemic caused by the outbreak of COVID-19 as declared by the World Health Organization on March 11, 2020.

“Parties” means Buyer and Sellers.

“Patents” means inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements to inventions, patents, patent applications, and work product therefor, together with any reissuance, division, continuation, continuation-in-part, revision, extension, or reexamination of any such patent or patent application, and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof, and applications for registration therefor.

“Permitted Post-Closing Encumbrance” means (i) liens for utilities and Taxes related to the Purchased Assets not yet due and payable at Closing and arising in and attributable solely to the period commencing on the Closing Date, (ii) easements, rights of way, restrictive covenants, encroachments and similar non-monetary encumbrances or non-monetary impediments against any of the Purchased Assets which do not, individually or in the aggregate, adversely affect the operation of the Purchased Assets and, in the case of the Leased Real Property subject to Real Property Leases that are Assigned Contracts or the Salt Life Distribution Center, which do not, individually or in the aggregate, adversely affect the use or occupancy of such Leased Real Property (including the Salt Life Distribution Center) as it relates to the operation of the Purchased Assets, (iii) applicable zoning Legal Requirements, building codes, land use restrictions and other similar restrictions imposed by applicable Legal Requirements, which are not violated by the current use or occupancy of such Leased Real Property, as applicable, and (iv) de minimis materialmans’, mechanics’, artisans’, shippers’, warehousemans’ or other similar common law or statutory liens incurred in the Ordinary Course related to the Purchased Assets securing amounts not yet due and payable at the time of Closing and not exceeding, in the aggregate, $10,000.

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability company, corporation, unincorporated association, joint stock company, joint venture, trust, business trust, or other entity, or any Governmental Authority.

“Personal Information” means any data or information that alone or in combination with other information can be used to specifically identify an individual, including any information defined as personally identifiable information or a similar term under any Privacy Laws and Standards.

“Petition Date” is defined in the recitals to this Agreement.

Annex A-10

“Pre-Closing Tax Period” means any Tax year or other Tax period of any Seller ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Preferential Right” means any purchase option, call right, right of first refusal, right of first offer, co-sale right, participation right, preemptive right, subscription right, put right, or other similar right.

“Privacy Laws and Standards” is defined in Section 3.16.

“Proceeding” means any claim, counterclaim, charge, complaint, allegation, notice of violation, notice, demand, action, cause of action, enforcement action, lawsuit, litigation, proceeding, hearing, arbitration, mediation, citation, indictment, summons, subpoena, audit, investigation, or inquiry of any nature (in each case, whether civil, criminal, administrative, regulatory, investigative, or informal, and whether at law or in equity) commenced, conducted, heard, or pending by or before any Governmental Authority or mediator.

“Purchase Price” is defined in Section 2.2.

“Purchase Price Adjustment Escrow Amount” means a dollar amount equal to $4,000,000.

“Purchase Price Bank Account” means that certain bank account in the United States to be designated by Sellers in a written notice to Buyer at least five Business Days prior to the Closing Date.

“Purchased Assets” is defined in Section 2.1(a).

“Real Property Leases” is defined in Section 3.5(a).

“Related Person” means (a) any Affiliate, shareholder, director, manager, or officer of any Seller and (b) any Affiliate or member of the immediate family of any of the foregoing.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata, or within or from any building, structure, improvement, fixture, building system and equipment, or any component thereof).

“Representative” means, with respect to any Person, any director, manager, officer, employee, independent contractor, consultant, legal counsel, accountant, financial advisor, or other agent or representative of such Person.

“Revised Closing Cash Consideration” means a dollar amount equal to (a) the Base Cash Price, plus (b) the Revised Net A/R Surplus, if any, minus (c) the Revised Net A/R Deficit, if any, plus (d) the Revised Net Inventory Surplus, if any, minus (e) the Revised Net Inventory Deficit, if any, minus (f) the Revised Inventory Fund Shortfall, if any, minus (g) the Good Faith Deposit, minus (h) the Purchase Price Adjustment Escrow Amount.

“Revised Closing Statement” is defined in Section 2.5(b).

“Revised Inventory Fund Shortfall is defined in Section 2.5(b).

“Revised Net A/R Amount” is defined in Section 2.5(b).

Annex A-11

“Revised Net A/R Deficit” means the amount by which the Net A/R Target exceeds the Revised Net A/R Amount.

“Revised Net A/R Surplus” means the amount by which the Revised Net A/R Amount exceeds the Net A/R Target.

“Revised Net Inventory Amount” is defined in Section 2.5(b).

“Revised Net Inventory Deficit” means the amount by which the Net Inventory Target exceeds the Revised Net Inventory Amount.

“Revised Net Inventory Surplus” means the amount by which the Revised Net Inventory Amount exceeds the Net Inventory Target.

“Sale Motion” is defined in Section 8.2(a).

“Sale Order” means an order of the Bankruptcy Court approving and authorizing the Transactions, including the sale and transfer of the Purchased Assets and Assumed Liabilities to Buyer free and clear of all Encumbrances pursuant to Sections 105 and 363 of the Bankruptcy Code, which Order will, among other things: (a) authorize the assumption by Seller and assignment to Buyer of the Assigned Contracts; (b) provide that Buyer has acted in “good faith” within the meaning of Section 363(m) of the Bankruptcy Code (c) provide that the Transactions were negotiated, proposed and entered into by the Parties without collusion, in good faith and from arm’s length bargaining positions, and the Purchase Price represents the fair market value of the Purchased Assets; (d) state that the automatic fourteen (14) –day stay under Rule 6004 of the Federal Rules of Bankruptcy Procedures shall not apply to the Sale Order; and (e) such other terms and conditions as are acceptable to Buyer.

“Salt Life Distribution Center” is defined in Section 3.5(a).

“Salt Life Names” is defined in Section 6.7.

“Schedule Supplement” is defined in Section 10.11(d).

“Scheduled Patents” is defined on Annex B.

“Seller Closing Documents” is defined in Section 2.4(a).

“Seller Contract” means any Contract to which any Seller is a party or by which any Seller or any of such Seller’s Assets is otherwise bound.

“Seller Governmental Authorizations” is defined in Section 3.11(a).

“Seller Fundamental Representations” means those representations and warranties set forth in Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.2 (Authority; No Conflict), the first sentence of Section 3.4(a) (Assets; Inventory), Section 3.17 (Related Persons), and Section 3.19 (Brokers or Finders).

“Seller IP Rights” means all of the Intellectual Property Rights owned or purported to be owned by Sellers related to, or used in, or useful to, the Business, including all Intellectual Property Rights set forth on or required to be set forth on Schedule 3.6(b)-1.

Annex A-12

“Seller Material Adverse Effect” means any Effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the businesses, results of operations, financial condition, or Assets of Sellers, , or (b) the ability of any Seller to timely perform its obligations under the Transaction Documents or to timely consummate and perform the Transactions on a timely basis; provided, however, that, for the purposes of clause (a) in determining whether a Seller Material Adverse Effect has occurred, no Effect will be considered to the extent arising out of, relating to, or resulting from (i) changes generally affecting the economy, financial, or securities markets, (ii) any outbreak or escalation of war (whether or not declared) or any act of terrorism, (iii) general conditions in the industry in which Sellers operate, (iv) any natural disasters or acts of God, (v) the failure of any Seller to meet internal or published projections, forecasts, or revenue or earning predictions for any period (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (vi) changes in applicable Law; (vii) changes in GAAP; (viii) changes in the price or trading volume of Delta Apparel’s common stock; (ix) changes in political conditions; (x) the announcement of the Transactions as permitted by the terms of this Agreement; or (xi) the commencement or pendency of the Bankruptcy Cases; provided further that any Effect arising out of or resulting from any change or event referred to in clause (i), (ii), (iii), (iv), (vi), (vii), or (ix) will constitute, and will be taken into account in determining the occurrence of, a Seller Material Adverse Effect to the extent such change or event has a disproportionate impact on Sellers as compared to other companies that operate in the industries in which Sellers operate.

“Seller Privacy Requirements” is defined in Section 3.16.

“Seller Sites” means internet websites owned, maintained, or operated by any Seller in connection with the Business.

“Sellers” is defined in the introductory paragraph of this Agreement.

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, modules, libraries, files, or other components, higher level of “proprietary” languages, source code, object code, and related data, records, documentation, specifications, manuals, user guides, and materials.

“Straddle Period” means any Tax year or other Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Store” means a retail store relating to the Business operated by a Seller on Leased Real Property subject to a Real Property Lease that is an Assigned Contract.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to any contingency) to vote in the election of directors or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof (for this purpose, a Person owns (or Persons own) a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses) or is or controls any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” includes all Subsidiaries of such Subsidiary.

Annex A-13

“Tax” means any federal, state, county, municipal, local, foreign, or other tax, duty, fee, excise, premium, impost, levy, assessment, tariff, or other charge of any kind whatsoever imposed, assessed, or collected by a Governmental Authority, including (a) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, general service, service use, severance, stamp, franchise, occupation, production, capital stock, sales and use, real property, real property gains, land transfer, personal property, ad valorem, transfer, registration, license, lease, profits, windfall profits, environmental (including under Section 59A of the Code), payroll, employment, unemployment, disability, employer health, pension plan, social security, national insurance contributions, anti-dumping, countervail, excise, recapture, wealth, estate, inheritance, surplus, surtaxes, customs, indebtedness, alternative or add-on minimum, estimated, or premium tax, (b) any withholding on amounts paid to or by the relevant Person, (c) any fine, penalty, interest, and addition to tax or installment in respect thereof or with respect to the nonpayment thereof, whether disputed or not, and all interest in respect of such fine, penalty, and addition, (d) any tax imposed, assessed, or collected or payable pursuant to tax sharing agreements or other Contracts relating to the sharing or payment of taxes, levies, assessments, tariffs, duties, deficiencies, or fees, and (e) any Liability for any of the foregoing as a transferee, successor, guarantor, or by Contract or by operation of law.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement, or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, and any return, form, or other document required to be retained in compliance with applicable Tax reporting and withholding Legal Requirements.

“Transaction Documents” means this Agreement and all other Contracts, documents, and certificates contemplated by this Agreement, including the Seller Closing Documents and the Buyer Closing Documents.

“Transactions” means all of the transactions provided for in this Agreement and the other Transaction Documents, including the purchase of the Purchased Assets and the assumption of the Assumed Liabilities by Buyer.

“Transfer Taxes” means all provisional and final sales, use, transfer, real estate transfer, recording, documentary, stamp, registration, value added, gross receipts, and all other similar Taxes (including penalties and interest).

“Transition Services Agreement” is defined in Section 2.4(a)(v).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular section of the Treasury Regulations is deemed to include any final or temporary revision of or successor to such section regardless of how such section is numbered or classified.

“Union” means a union, works council, labor organization, or similar organization.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

Annex A-14

Annex B

Purchased Assets

(a)         all Inventory;

(b)        the Furnishings and Equipment (for purposes hereof, “Furnishings and Equipment” means all furniture, furnishings, fixtures, signage, security systems, point-of-sale systems, computer equipment, alarm systems, cameras, equipment, and machinery owned by any of the Sellers and that are associated with, related to, used, held for use, or otherwise useful in connection with the Business, including any leasehold interests held by a Seller for any of the foregoing types of Assets that are leased by a Seller);

(c)        the Real Property Leases that are Assigned Contracts, together with (to the extent of any of the Sellers’ right, title, and interest therein, thereto, and thereunder) the buildings, fixtures and improvements located on or attached to the underlying Leased Real Property, and all rights arising thereunder, and all tenements, hereditaments, appurtenances and other real property rights appertaining thereto, subject to the rights of the applicable landlord (including rights to ownership or use of such Leased Real Property) under such Assigned Contracts, and to the extent assignable without the Consent of any third party or assignable with the Consent of a third party that has been received, and to the extent relating to the Leased Real Property or the Business, all of Sellers’ right, title, and interest in, to, and under those certain Seller Contracts (including any service agreements, disposal agreements, leases, license agreements, commitments, purchase orders, business arrangements, governmental contracts) and all amendments, modifications and assignments thereof, which relate to the operation of the Leased Real Property or the Business and which (and only to the extent that) Buyer expressly agrees to assume in writing as “Assigned Contracts”;

(d)         all other Assigned Contracts and all of each Seller’s rights and benefits thereunder;

(e)         all prepaid expenses of any Seller, including deposits, security deposits, merchant deposits, prepaid rent and prepaid expenses relating to the Business, any of the Purchased Assets or any of the Leased Real Property (other than pursuant to any Contract or Real Property Lease which is not an Assigned Contract);

(f)        to the extent requested by Buyer and assignable to Buyer under applicable Legal Requirements, all Governmental Authorizations issued to, or for the benefit of, any Seller relating to the operation of the Business, including the Salt Life Distribution Center or Leased Real Property (other than pursuant to any Contract or Real Property Lease which is not an Assigned Contract), and all pending applications or filings therefor and renewals thereof;

(g)         all petty cash located at the Stores, Distribution Center and corporate offices of the Sellers to the extent relating to the Business;

(h)         all A/R;

(i)         all Copyrights owned or purported to be owned by any Seller relating to, used in, or useful to the Business, including the Copyright registrations set forth in Schedule 3.6(a)-1;

(j)        all Net Names owned or purported to be owned by any Seller relating to, used in, or useful to the Business, including the Net Names and social media accounts set forth in Schedule 3.6(a)-1;

Annex B-1

(k)        all Patents owned or purported to be owned by any Seller relating to, used in, or useful to the Business, including (i) those Patents listed on Schedule 3.6(a)-1 (all such Patents, collectively, “Scheduled Patents”); and (ii) reissues, reexaminations, continuations, continuations in part (only with respect to subject matter disclosed in the Scheduled Patents), divisionals, requests for continuing examinations or continuing prosecution applications, or design registrations of any Scheduled Patent;

(l)        all Marks owned or purported to be owned by any Seller relating to, used in, or useful to the Business, including the Marks set forth in Schedule 3.6(a)-1, including the historical trademark files, and further including any and all of any Seller’s right, title and interest in, to and under the name “Salt Life” or any derivation thereof;

(m)        to the extent their transfer is permitted by applicable Legal Requirements at Buyer’s option, all Licenses Agreements that constitute Assigned Contracts;

(n)         all of each Seller’s rights, title, and interest in, to, and under all other Seller IP Rights;

(o)         to the extent their transfer is permitted by applicable Legal Requirements, all third party warranties, guarantees, refunds, rights of recovery, rights of set-off or counter-claim and rights of recoupment of every kind and nature for the benefit of, or enforceable by, any Seller in each case to the extent arising from or relating to the Business, any of the other Purchased Assets or any of the Assumed Liabilities;

(p)       all books and records, including files, data, reports, computer codes and sourcing data, advertiser and supplier lists, cost and pricing information, business plans, and manuals, blueprints, research and development files, web hosting accounts, Blue Cherry software, data files, and other records of any Seller relating to, used in, or useful to the Business, any of the other Purchased Assets or any of the Assumed Liabilities;

(q)      all marketing, advertising and promotional materials and product samples and designs relating to, used in, or useful to the Business or any of the other Purchased Assets;

(r)       financial, marketing and business data, pricing and cost information, business and marketing plans and other information, servers, offsite and backup storage, files, correspondence, records, data, plans, reports and recorded knowledge, historical trademark files, prosecution files of any Seller in whatever media retained or stored, including computer programs and disks, in each case relating to, used in, or useful to the Business, any of the other Purchased Assets or any of the Assumed Liabilities, including any such files in the possession of or under the control of any Seller;

(s)        all goodwill associated with the Business or any of the other Purchased Assets;

(t)        all of each Seller’s rights of publicity and all similar rights, including all commercial merchandising rights, in each case, which are relating to, used in, or useful to the Business or any of the other Purchased Assets;

(u)        product designs, design rights, tech packs, artwork, archival materials and advertising materials, copy, commercials, images and artwork owned by any Seller, or in which any Seller has any right, title or interest, in each case, which is relating to, used in, or useful to the Business or any of the other Purchased Assets;

Annex B-2

(v)       all customer data, customer lists, and information related to customer purchases at the Stores or through any e-commerce platform owned, operated, or controlled by any Seller, in each case, relating to, used in, or useful to the Business (the “Customer Information”) (excluding from the foregoing any credit card numbers or related customer payment source, social security numbers, or other personally identifiable information the transfer of which would contravene applicable privacy Legal Requirement);

(w)        payment processor receivables for sales made by the Business from and after the Closing;

(x)         royalty payments and licensing receivables generated by the Business and attributable to the period from and after the Closing;

(y)         all Sellers’ telephone, fax numbers and email addresses relating to the Business;

(z)        all Assets included in any e-commerce platform owned, operated, or controlled by any Seller relating to the Business (provided that to the extent any such Assets include rights to which Sellers are entitled pursuant to any Seller Contract, such rights shall only be included in the Purchased Assets if such Seller Contract is an Assigned Contract);

(aa)      all of Sellers’ rights against third Persons related to the Business, any of the other Purchased Assets or any of the Assumed Liabilities (including customers, suppliers, vendors, merchants, manufacturers and counterparties to any Assigned Contract), including causes of action (other than causes of action that are Excluded Assets set forth on Annex C), claims, counterclaims, defenses, credits, rebates (including any vendor or supplier rebates), demands, allowances, refunds (other than Tax refunds or Tax attributes for any Pre-Closing Tax Period);

(bb)      rights of set off, rights of recovery, rights of recoupment or rights under or with respect to express or implied guarantees, warranties, representations, covenants or indemnities made by such third Persons, with respect to the Business or any of the other Purchased Assets or any of the Assumed Liabilities;

(cc)      all (i) Loss Proceeds and (ii) any other insurance proceeds received by or on behalf of any Seller (or claims for any insurance proceeds) under any of the Insurance Policies (or replacement insurance policies) arising from an insurable event occurring from or after the date of this Agreement and prior to the Closing with respect to the Business, any of the other Purchased Assets or any of the Assumed Liabilities;

(dd)      all attorney-client privilege and attorney work-product protection of any Seller to the extent attaching to any of the other Purchased Assets or any of the Assumed Liabilities;

(ee)        the Assets included on the list attached hereto as Annex B(ff);

(ff)         the Assets included on the list attached hereto as Annex B(gg);

(gg)      all of each Seller’s right, title, and interest in, to, and under all of such Seller’s Assets associated with, related to, used, held for use, or otherwise useful in connection with the Business other than (i) Seller Contracts that are not Assigned Contracts, (ii) other Excluded Assets set forth on Annex C, or (iii) Assets specifically declined by Buyer following the Closing; and

(hh)      all of Sellers’ rights against third Persons related to the Business, any of the Purchased Assets or any of the Assumed Liabilities (including customers, suppliers, vendors, merchants, manufacturers and counterparties to any Assigned Contract), including causes of action, claims, counterclaims, defenses, or demands, arising out of or related to the Seller IP Rights, that are not Excluded Assets set forth on Annex C.

Annex B-3

Annex C

Certain Specified Excluded Assets

●

Cash and Cash Equivalents, excluding all petty cash located at the Stores, Distribution Center and corporate offices of the Sellers to the extent relating to the Business and all cash or cash equivalents received with respect to any A/R

●	All Tax attributes of Sellers and net operating losses attributable to Seller
●	All rights to or claims for any Tax refund or credit due to Seller relating to a Tax period prior to the Closing
●

Any Seller Contracts that are not (1) Assigned Contracts, as such Annex D may be amended from time to time by Buyer in accordance with this Agreement, or (2) otherwise assumed by a Seller or Sellers and assigned to Buyer in the Bankruptcy Cases

●

All books and records (i) relating exclusively to any Excluded Asset or Excluded Liability; or (ii) that Seller is not permitted to transfer under applicable Legal Requirements or confidentiality obligations owed to third parties

●

All avoidance claims or causes of action arising under Sections 544, 547, 548, 549, and 550 of the Bankruptcy Code and any similar Legal Requirement, or any claims or causes of action that any Seller may have against any Person with respect to any of the Excluded Assets or Excluded Liabilities

●	Those rights that accrue or will accrue to Sellers under this Agreement and the Transaction Documents
●

All avoidance claims or causes of action arising under sections 544, 547, 548, 549, and 550 of the Bankruptcy Code and any similar Legal Requirement, or any claims or causes of action that any Seller may have against any Person with respect to any of the Excluded Assets or Excluded Liabilities

●

Insurance policies and rights to proceeds thereunder (other than insurance benefits, including rights to claims and proceeds arising from or relating to the Business, any of the Purchased Assets, or any of the Assumed Liabilities, and other than to the extent Buyer becomes liable for or suffers any damages with respect to a matter arising prior to the consummation of the Transactions covered by insurance maintained by any Seller, all of which are Purchased Assets).

●	Benefit Plans
●	Sellers’ attorney –client and work-product privileges, except to the extent a Purchased Asset
●	Any and all rights pursuant to that certain Judgement in Civil Case No: 2:20-cv-590-JLB-NPM in favor of Salt Life, LLC against Salt Life Transportation, LLC and Donald Bishop.

Annex C-1